          PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED DECEMBER 24, 1997

                                2,000,000 Shares

       [LOGO]
                             HEFTEL BROADCASTING CORPORATION

                              Class A Common Stock

                                  -----------

    Our Class A common stock trades on the Nasdaq National Market under the symbol "HBCCA." On June 1, 1999, the last reported sale price of the Class A common stock on The Nasdaq National Market was $61.625 per share.

    INVESTING IN THE CLASS A COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE S-5.

                                                                           UNDERWRITING
                                                       PRICE TO           DISCOUNTS AND          PROCEEDS TO
                                                        PUBLIC             COMMISSIONS            HEFTEL(1)
                                                 --------------------  --------------------  --------------------
Per Share......................................         $61.25                $1.225               $60.025
Total..........................................      $122,500,000           $2,450,000           $120,050,000

    Delivery of the shares will be made on or about June 1, 1999.

    Neither the Securities and Exchange Commission nor any state securities commission has approved of these securities or determined that this prospectus supplement or the prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

                           CREDIT SUISSE FIRST BOSTON

            The date of this prospectus supplement is June 1, 1999.

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
                          PROSPECTUS SUPPLEMENT
Explanatory Note..........................................................  S-2
Forward-Looking Statements................................................  S-3
The Offering..............................................................  S-4
The Company...............................................................  S-4
Recent Developments.......................................................  S-4
Risk Factors..............................................................  S-5
Capitalization............................................................  S-10
Use of Proceeds...........................................................  S-10
Price Range of Class A Common Stock.......................................  S-11
Dividend Policy...........................................................  S-11
Selected Financial Information............................................  S-12
Business..................................................................  S-14
Underwriting..............................................................  S-15
Notice to Canadian Residents..............................................  S-16
Where You Can Find More Information.......................................  S-17
Legal Opinions............................................................  S-17
Experts...................................................................  S-17

                                                                            PAGE
                                                                            ----

                                PROSPECTUS
Available Information.....................................................    2
Incorporation of Certain Documents by Reference...........................    3
The Company...............................................................    4
Recent Developments.......................................................    5
The Heftel Trusts.........................................................    6
Ratio of Earnings to Combined Fixed Charges and Preferred Stock
  Dividends...............................................................    7
Use of Proceeds...........................................................    7
Holding Company Structure.................................................    7
General Description of Securities and Risk Factors........................    8
Description of Debt Securities............................................    8
Description of Junior Subordinated Debt Securities........................   17
Description of Preferred Stock............................................   25
Description of Common Stock...............................................   26
Description of Warrants...................................................   28
Description of Stock Purchase Contracts and Stock Purchase Units..........   30
Description of Preferred Securities.......................................   31
Description of Guarantees.................................................   32
ERISA Matters.............................................................   36
Plan of Distribution......................................................   36
Legal Opinions............................................................   37
Experts...................................................................   37

                                EXPLANATORY NOTE

    You should read this entire prospectus supplement and the accompanying prospectus, including the financial data and related notes, and the information incorporated by reference to these materials, before making an investment decision. The terms "Heftel" and "we" as used in this prospectus supplement refer to Heftel Broadcasting Corporation and its consolidated subsidiaries, except where it has been made clear that such terms mean only the parent company. All information set forth in this prospectus supplement has been adjusted to reflect a two-for-one stock split of our Class A common stock on December 1, 1997.
                            ------------------------

    YOU SHOULD RELY ONLY ON INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                           FORWARD-LOOKING STATEMENTS

    This document contains certain forward-looking statements within the meaning of the federal securities laws. We base forward-looking statements on our reasonable beliefs, assumptions and expectations of our future economic performance, taking into account information currently available to us. However, forward-looking statements involve risks and uncertainties which could cause actual outcomes and results to differ materially from the expected outcomes and results expressed or implied in such forward-looking statements. Some of the risks and uncertainties which could cause actual outcomes and results to differ materially from our expectations include:

    - the impact of general economic conditions in the United States;

    - industry-wide market factors, including competition;

    - our ability to identify and complete acquisitions and successfully integrate at the station level the operating philosophies and practices of the businesses we acquire;

    - financial performance of start-up stations;

    - capital expenditure requirements;

    - regulatory developments affecting our operations, acquisitions and dispositions of radio broadcast properties;

    - interest rates;

    - taxes; and

    - access to capital markets.

    The words "believes," "anticipates," "expects" and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or other factors.

                                  THE OFFERING

Class A common stock offered...........  2,000,000 shares
Class A common stock to be outstanding
  after this offering..................  37,182,719 shares(1)
Use of proceeds........................  To repay indebtedness under our credit agreement, to fund future or pending acquisitions or other
                                         transactions, advances or investments and for
                                         general corporate purposes.
Nasdaq National Market symbol..........  HBCCA

------------------------

(1) Excludes 1,397,934 shares of Class A common stock issuable upon exercise of options to purchase shares of the Class A common stock at prices ranging from $16.438 to $48.875 per share and 14,156,470 shares of Class A common stock issuable upon conversion of shares of Class B common stock.

                                  THE COMPANY

    We are the largest Spanish language radio broadcasting company in the United States and currently own or program 42 radio stations in 13 markets. Our stations are located in twelve of the fifteen largest Hispanic markets in the United States, including Los Angeles, New York, Miami, San Francisco/San Jose, Chicago, Houston, San Antonio, Dallas/Fort Worth, McAllen/Brownsville/Harlingen, San Diego, El Paso and Phoenix. In addition, we also operate the HBC Radio Network which is one of the largest Spanish broadcast networks in the United States in terms of audience delivery.

    Our strategy is to own and program top performing Spanish language radio stations, principally in the fifteen largest Spanish language radio markets in the United States. Based on the results of the Winter Arbitron Ratings Book, we operated the leading Spanish language radio station in the adults 25-54 age group, as measured by audience share, in 11 of the 12 markets where we operated during the winter rating period. We intend to acquire or develop additional Spanish language radio stations in the leading Hispanic markets.

    We frequently evaluate strategic opportunities both within and outside our existing line of business which closely relate to serving the Hispanic market, including opportunities outside of the United States. We expect to pursue additional acquisitions from time to time and may decide to dispose of certain businesses. Such acquisitions or dispositions could be material.

    Our principal executive offices are located at 3102 Oak Lawn Avenue, Suite 215, Dallas, Texas 75219 and our telephone number at that address is (214) 525-7700.

                              RECENT DEVELOPMENTS

KSCA ACQUISITION

    On January 2, 1997, we acquired an option to purchase all of the assets used in connection with the operation of KSCA(FM) in Los Angeles, California, upon the death of Gene Autry, the indirect principal stockholder of the seller. In connection with the acquisition of the option, we began providing programming to KSCA under a time brokerage agreement. Gene Autry died on October 2, 1998, and we exercised our option. The closing of the acquisition of the KSCA assets is expected to occur during the third quarter of 1999. As of the date hereof, we have made a total of $13.0 million in payments under the terms of the option which will be credited against the purchase price of the assets. If, for example, the acquisition closes on August 1, 1999, the purchase price for the KSCA assets will be approximately $117.4 million, with $104.4 million to be paid at closing after the $13.0 million in option payments are credited to the purchase price. Consummation of the acquisition is subject to a number of conditions, including approval by the Federal Communications Commission of the transfer of FCC licenses.

CHANGE OF COMPANY NAME

    Our board of directors has unanimously approved an amendment to our certificate of incorporation to change our name from "Heftel Broadcasting Corporation" to "Hispanic Broadcasting Corporation." The change of our name is subject to the approval of our stockholders at the upcoming annual stockholders meeting scheduled on June 3, 1999. The ticker symbol for our Class A common stock will remain "HBCCA." Furthermore, the change in our name will not affect the validity or transferability of our outstanding securities or affect our capital or corporate structure and our stockholders will not be required to exchange any certificates representing any of our securities held by them.

                                  RISK FACTORS

    You should carefully consider the following risk factors in evaluating an investment in our Class A common stock.

CONCENTRATION OF CASH FLOW FROM LOS ANGELES STATIONS

    Broadcast cash flow generated by our Los Angeles stations accounts for a large percentage of our broadcast cash flow. For the year ended December 31, 1998, broadcast cash flow generated by our Los Angeles stations accounted for approximately 47% of our aggregate broadcast cash flow. Increased competition for advertising dollars with other radio stations and communications media in the Los Angeles metropolitan area, both generally and relative to the broadcasting industry, increased competition from a new format competitor and other competitive and economic factors could cause a decline in revenue from our Los Angeles stations. A significant decline in the revenue of the Los Angeles stations could have a material adverse effect on our financial performance.

POTENTIAL RISKS TO INVESTORS DUE TO OUR RELATIONSHIP WITH CLEAR CHANNEL

    THE CLASS VOTE OF OUR CLASS B COMMON STOCK MAY LIMIT OUR ACTIVITIES. Clear Channel Communications, Inc. currently does not own shares of Class A common stock and therefore is not entitled to vote in the election of our directors. However, Clear Channel does own all of the outstanding shares of our Class B common stock, which has certain class voting rights over certain of our actions. As a result, we may not take any of the following actions without the approval of Clear Channel:

    - the sale of all or substantially all of our assets;

    - any merger or consolidation where our stockholders immediately prior to the transaction would not own at least 50% of the capital stock of the surviving entity;

    - our reclassification, capitalization, dissolution or liquidation;

    - our issuance of any shares of preferred stock;

    - the amendment of our certificate of incorporation in a manner that adversely affects the rights of the holders of the Class B common stock;

    - the declaration or payment of any non-cash dividends on any class of our common stock; or

    - any amendment to our certificate of incorporation concerning our capital stock.

    These provisions could have the effect of delaying or preventing a change in control, which could deprive our stockholders of the opportunity to receive a premium for their shares. These provisions could also make us less attractive to a potential acquirer and could result in holders of Class A common stock receiving less consideration upon a sale of their shares than might otherwise be available in the event of a takeover attempt.

    Shares of Class B common stock are convertible into shares of Class A common stock, subject to any necessary regulatory consents. Clear Channel would own approximately 28.7% of our Class A common stock if the Class B common stock that it held on March 31, 1999 would have been converted on that date. Because of the FCC's cross interest policy, which bars a party that holds an attributable relationship in one or more radio stations in a market from having a meaningful relationship with another radio station in that market, Clear Channel may not presently convert all of its shares of Class B common stock into shares of Class A common stock, although the shares of Class B common stock would automatically convert into Class A common stock if Clear Channel sold the shares to another person.

    SALES BY CLEAR CHANNEL MAY AFFECT OUR STOCK PRICE. Clear Channel owns a significant percentage of our common stock. Any direct or indirect sales of our stock by Clear Channel could have a material adverse effect on our stock price and could impair our ability to raise money in the equity markets.

    POTENTIAL CONFLICTS OF INTEREST BETWEEN US AND CLEAR CHANNEL. The nature of the respective businesses of us and Clear Channel gives rise to potential conflicts of interest between us. We are each engaged in the radio broadcasting business in numerous markets, and as a result, in overlapping markets we compete with each other for advertising revenues. Clear Channel's television and outdoor advertising operations also compete with us for advertising dollars in overlapping markets. In addition, conflicts could arise with respect to transactions involving the purchase or sale of radio broadcasting companies, particularly Spanish language radio broadcasting companies, the issuance of additional shares of common stock, or the payment of dividends by us. For instance, Clear Channel currently owns a 40% equity interest in Grupo Acir Communicaciones, S.A. de C.V., one of the largest radio broadcasters in Mexico.

    Clear Channel has advised us that it does not currently intend to engage in the Spanish language radio broadcasting business in the United States, other than through its ownership of our shares. However, circumstances could arise that would cause Clear Channel to engage in the Spanish language broadcasting business. For example, opportunities could arise which would require greater financial resources than those available to us or which are located in areas in which we do not intend to operate. Thus, although Clear Channel has indicated that it has no current intention to do so, there can be no assurance that it will not in the future engage in the domestic Spanish language broadcasting business. In addition, Clear Channel may from time to time acquire domestic Spanish language radio broadcasting companies individually or as part of a larger group and thereafter engage in the Spanish language radio broadcasting business. Such activities could directly or indirectly compete with our business and could adversely affect us.

SIGNIFICANT CONTROL BY THE TICHENOR FAMILY MAY AFFECT OUR FUTURE ACTIONS

    As of April 29, 1999, McHenry Tichenor, Jr., our Chief Executive Officer, and certain members of his family have voting control over approximately 20.6% of the shares of our Class A common stock. These shares are subject to a voting agreement. This enables the Tichenor family to exert significant influence in electing our board of directors and over other management decisions. The ownership and control of us by the Tichenor family could have the effect of delaying or preventing our sale, possibly depriving stockholders of the opportunity to receive a premium for their shares. This control by the Tichenor family could make us less attractive to a potential acquiror and could result in holders of our

Class A common stock receiving less consideration upon a sale of their shares than might otherwise be available in the event of a takeover attempt.

EXTENSIVE GOVERNMENT REGULATION OF BROADCASTING MAY LIMIT OUR OPERATIONS

    BROADCASTING. The federal government extensively regulates the domestic radio broadcasting industry, and any changes in the current regulatory scheme could significantly affect us. All issuances, renewals, assignments and transfers of control of radio broadcasting station operating licenses require the approval of the FCC. In addition, the federal communications laws limit the number of radio broadcasting properties we may own in a particular area. While the Telecommunications Act of 1996 relaxed the FCC's multiple ownership limits and created significant new opportunities for broadcasting companies, it also created uncertainty about how the FCC would implement these laws. The FCC is considering changes to its "one-to-a-market" rule and other policies and rules that could affect the application of the local radio ownership limits. Under the "one-to-a-market" rule, a party may not have interests in radio stations and a television station in the same market unless the FCC grants a waiver.

    The FCC has also been more aggressive in independently examining issues of market concentration when considering radio station acquisitions. The FCC has delayed its approval of several pending radio station purchases by various parties because of market concentration concerns. Moreover, in recent months the FCC has followed an informal policy of giving specific public notice of its intention to conduct additional ownership concentration analysis and soliciting public comment on the issue of concentration and its effect on competition and diversity with respect to certain applications for consent to radio station acquisitions.

    Our radio broadcasting business will depend upon maintaining broadcasting licenses issued by the FCC. The FCC issues these licenses for a maximum term of eight years. Although the FCC rarely denies a renewal application, the FCC may not approve our future renewal applications or may impose conditions on such renewals that could adversely affect our operations. Moreover, governmental regulations and policies may change over time, and these changes may have a material impact upon us.

    ANTITRUST. Additional acquisitions by us of radio stations will require antitrust review by the federal antitrust agencies. Following the passage of the Telecommunications Act of 1996, the Justice Department has become more aggressive in reviewing proposed acquisitions of radio stations, particularly in instances where the proposed acquiror already owns one or more radio station properties in a particular market and seeks to acquire another radio station in the same market. The Justice Department has, in some cases, obtained consent decrees requiring radio station divestitures in a particular market based on allegations that acquisitions would lead to unacceptable concentration levels. We can give no assurances that the Justice Department or the Federal Trade Commission will not seek to bar us from acquiring additional radio stations in any market where we already have a significant position.

    ENVIRONMENTAL. As the owner or operator of various real properties and facilities, we must comply with various federal, state and local environmental laws and regulations. Historically, we have not incurred significant expenditures to comply with these laws, but additional environmental laws passed in the future or a finding of a violation of existing laws could require us to make significant expenditures.

OUR ACQUISITION STRATEGY COULD POSE RISKS

    OPERATIONAL RISKS OF AN EXPANDING RADIO PORTFOLIO. We intend to grow through the acquisition of radio stations and other assets that we believe will complement our existing portfolio. Our acquisition strategy involves numerous risks, including:

    - certain of such acquisitions may prove unprofitable and fail to generate anticipated cash flows;

    - to successfully manage a portfolio of radio broadcasting properties, we may need to recruit additional senior management and expand corporate infrastructure;

    - we may encounter difficulties in the integration of operations and systems;

    - management's attention may be diverted from other business concerns; and

    - we may lose key employees of acquired companies or stations.

    We frequently evaluate strategic opportunities both within and outside our existing lines of business. We expect from time to time to pursue additional acquisitions and may decide to dispose of certain businesses. Such acquisitions or dispositions could be material.

    THE CAPITAL REQUIREMENTS NECESSARY FOR ADDITIONAL ACQUISITIONS MAY NOT BE AVAILABLE. We will face stiff competition from other companies for acquisition opportunities. If the prices sought by sellers of existing radio stations continue to rise, we may find fewer acceptable acquisition opportunities. In addition, the purchase price of possible acquisitions could require additional debt or equity financing. We can give no assurance that either we will obtain the needed financing or that we will obtain such financing on attractive terms. Additional indebtedness could increase our leverage and make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures. Additional equity financing or the issuance of our shares in connection with an acquisition would result in dilution in ownership interest to our stockholders. We may not have sufficient capital resources to complete acquisitions.

    WE MUST SUCCESSFULLY IMPLEMENT OUR STRATEGY TO CONVERT TO A SPANISH BROADCASTING FORMAT. Part of our strategy is to acquire radio stations with an English language format and convert these stations to a Spanish language format. This strategy requires a heavy initial investment of both financial and management resources. We typically incur losses for a period of time after a format change because of the time required to build up ratings and station loyalty. We can give no assurance that this strategy will be successful in any given market, notwithstanding that we may incur substantial costs in implementing this part of our strategy.

WE FACE INTENSE COMPETITION

    Radio broadcasting is a highly competitive business. We may not be able to maintain or increase our current audience ratings and advertising revenues. Our radio stations compete for audiences and advertising revenues with other radio stations, television stations and outdoor advertising companies, as well as with other media, such as newspapers, magazines, cable television, and direct mail, within their respective markets. Audience ratings and market shares are subject to change, which could have an adverse effect on our revenues in that market. Other variables that could affect our financial performance include:

    - economic conditions, both general and relative to the broadcasting industry;

    - shifts in population and other demographics;

    - the level of competition for advertising dollars;

    - fluctuations in operating costs;

    - technological changes and innovations;

    - changes in labor conditions; and

    - changes in governmental regulations and policies and actions of federal regulatory bodies.

NEW TECHNOLOGIES MAY AFFECT OUR BROADCASTING OPERATIONS

    We are unable to predict the effect new technologies will have on our broadcasting operations, but the capital expenditures necessary to implement such technologies could be substantial. The FCC is considering ways to introduce new technologies to the radio broadcast industry, including satellite and terrestrial delivery of digital audio broadcasting and the standardization of available technologies which significantly enhance the sound quality of AM broadcasts.

OUR SYSTEM MUST BE YEAR 2000 COMPLIANT

    We are exposed to the risk that the year 2000 issue could cause system failures or miscalculations in our broadcast locations which could cause disruptions of our operations, including, among other things, a temporary inability to produce broadcast signals, process financial transactions or engage in similar normal business activities. As a result, we have determined that we will be required to modify or replace portions of our software and certain hardware so that those systems will properly utilize dates beyond December 31, 1999. We presently believe that with modifications or replacements of existing software and certain hardware, the year 2000 issue can be mitigated. To date, the amounts incurred and expensed for developing and carrying out the plans to complete the year 2000 modifications have not had a material effect on our operations. We plan to substantially complete the year 2000 modifications, including testing, by September 30, 1999. The total remaining cost for addressing the year 2000 issue is not expected to be material to our operations. If such modifications and replacements are not made, or are not completed on time, the year 2000 issue could have a material impact on our operations.

    In addition, the possibility of interruption exists in the event that the information systems of our significant vendors are not year 2000 compliant. The inability of our vendors to complete their year 2000 resolution process in a timely fashion could materially impact us. The effect of non-compliance by such vendors is not determinable. In addition, disruptions in the economy generally resulting from the year 2000 issues could also materially adversely affect us. We could be subject to litigation for computer systems failure, for example, equipment shutdown or failure to properly date business records. The amount of potential liability and lost revenue cannot be reasonably estimated at this time.

                                 CAPITALIZATION

    The following table sets forth, as of March 31, 1999, our actual capitalization, as adjusted to reflect the sale of the 2,000,000 shares of Class A common stock offered by us in this prospectus supplement.

                                                                                               MARCH 31, 1999
                                                                                           ----------------------
                                                                                            ACTUAL    AS ADJUSTED
                                                                                           ---------  -----------
                                                                                           (DOLLARS IN THOUSANDS)
Current portion of long-term debt........................................................  $     122   $     122
                                                                                           ---------  -----------
Long-term debt(1):
  Notes payable..........................................................................         85          85
  Other non-current obligations..........................................................      1,439       1,439
                                                                                           ---------  -----------
    Total long-term debt.................................................................      1,524       1,524
                                                                                           ---------  -----------
Stockholders' equity:
  Preferred Stock, $0.001 par value, 5,000,000 shares authorized, none issued and
    outstanding actual and as adjusted...................................................         --          --
  Class A common stock, $0.001 par value, 100,000,000 shares authorized, 35,182,719
    shares issued and outstanding (37,182,719 shares as adjusted)........................         35          37
  Class B common stock, $0.001 par value, 50,000,000 shares authorized, 14,156,470 issued
    and outstanding......................................................................         14          14
  Additional paid-in capital.............................................................    665,730     785,528
  Accumulated deficit....................................................................    (39,449)    (39,449)
                                                                                           ---------  -----------
  Total stockholders' equity.............................................................    626,330     746,130
                                                                                           ---------  -----------
    Total capitalization.................................................................  $ 627,976   $ 747,776
                                                                                           ---------  -----------
                                                                                           ---------  -----------

--------------------------

(1) Does not include $20.0 million borrowed under our credit agreement subsequent to March 31, 1999.

                                USE OF PROCEEDS

    The net proceeds to us from the sale of 2,000,000 shares of Class A common stock offered by us are approximately $119.8 million. We will use the net proceeds to repay borrowings outstanding under our credit agreement, to pay the KSCA option exercise price, to finance future or pending acquisitions or other transactions, advances or investments and for general corporate purposes. If the KSCA option exercise is completed on August 1, 1999, the remaining cash portion of the option exercise price for KSCA would be $104.4 million. As of May 28, 1999, $20.0 million in borrowings were outstanding under our credit agreement. The average interest rate for borrowings under our credit agreement as of May 28, 1999, was 5.285%. Upon repayment of our borrowings, the amount repaid will become available to us for reborrowing under the credit agreement for general corporate purposes, including working capital and possible acquisitions of additional broadcast properties. Borrowings under our credit agreement bear interest at a floating rate based on either (i) the London Interbank Offered Rate for deposits in United States dollars, or (ii) the higher of the agent bank's prime rate plus an incremental rate or the federal funds rate plus an incremental rate. The commitment under our credit agreement begins reducing on a quarterly basis on September 30, 1999, and must be reduced to zero by December 31, 2004. We regularly review potential acquisitions of radio stations and other assets both within and outside our existing line of business.

                      PRICE RANGE OF CLASS A COMMON STOCK

    Our Class A common stock is listed on The Nasdaq National Market under the symbol "HBCCA." The following table sets forth, for the periods indicated, the high and low closing sale prices per share (as adjusted for all stock splits to date) as reported on the Nasdaq National Market.

                                                                                        HIGH        LOW
                                                                                      ---------  ---------
FISCAL YEAR 1997:
  First Quarter.....................................................................  $   23.31  $   15.88
  Second Quarter....................................................................      27.75      22.13
  Third Quarter.....................................................................      38.06      27.00
  Fourth Quarter....................................................................      46.75      32.50
FISCAL YEAR 1998:
  First Quarter.....................................................................      50.88      40.38
  Second Quarter....................................................................      45.50      34.88
  Third Quarter.....................................................................      42.81      30.00
  Fourth Quarter....................................................................      49.25      31.25
FISCAL YEAR 1999:
  First Quarter.....................................................................      48.88      41.25
  Second Quarter (through June 1, 1999).............................................      62.13      43.25

    On June 1, 1999, the closing price of our Class A common stock was $61.625 per share. We urge stockholders to obtain current market quotations before making any decision with respect to an investment in the Class A common stock.

    As of May 28, 1999, there were 76 stockholders of record of our Class A common stock. However, we believe that the number of beneficial owners is significantly greater.

                                DIVIDEND POLICY

    We have never paid a cash dividend on our common stock and we do not anticipate paying cash dividends in the foreseeable future. We intend to retain any earnings for use in the growth of our business. The payment of cash dividends on our capital stock is restricted by our credit agreement.

                         SELECTED FINANCIAL INFORMATION

    The following table presents our selected consolidated financial data as of and for the years ended December 31, 1998 and 1997, the three months ended December 31, 1996, and the years ended September 30, 1996, 1995 and 1994 which have been derived from our consolidated financial statements incorporated by reference into this prospectus supplement, and the selected financial data as of and for the three months ended March 31, 1998 and 1999, which have been derived from our unaudited consolidated financial statements. In the opinion of our management, the unaudited statements from which the the selected financial data is derived contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the results of operations.

                                                    THREE MONTHS
                                                       ENDED             YEAR ENDED      THREE MONTHS
                                                     MARCH 31,          DECEMBER 31,        ENDED        YEAR ENDED SEPTEMBER 30,
                                                 ------------------  ------------------  DECEMBER 31,   ---------------------------
                                                   1999      1998      1998      1997        1996         1996      1995     1994
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
                                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Statement of Operations Data:
Net revenues...................................  $ 37,709  $ 31,347  $164,122  $136,584    $ 18,309     $ 71,732  $ 64,160  $27,433
Operating expenses.............................    24,051    20,136    95,784    82,065      11,207       48,896    43,643   15,345
Depreciation and amortization..................     6,230     4,339    21,149    14,928       1,747        5,140     3,344    1,906
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
Operating income before corporate expenses.....     7,428     6,872    47,189    39,591       5,355       17,696    17,173   10,182
Corporate expenses.............................     1,663     1,187     5,451     4,579         368        5,072     4,720    3,454
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
Operating income...............................     5,765     5,685    41,738    35,012       4,987       12,624    12,453    6,728
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
Other income (expense):
  Interest income (expense), net...............      (140)    1,678     2,634    (3,541)     (2,841)     (11,034)   (6,389)  (2,997)
  Income (loss) in equity of joint
    venture(a).................................        --        --        --        --          --           --        --      616
  Restructuring charges(b).....................        --        --        --        --          --      (29,011)       --       --
  Other, net...................................        --        --       252       (82)         18       (1,671)     (428)  (1,407)
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
                                                     (140)    1,678     2,886    (3,623)     (2,823)     (41,716)   (6,817)  (3,788)
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
Income (loss) before minority interest and
  income tax...................................     5,625     7,363    44,624    31,389       2,164      (29,092)    5,636    2,940
Minority interest(a)...........................        --        --        --        --          --           --     1,167      351
Income tax.....................................     2,306     3,019    17,740    12,617         100           65       150      100
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
Income (loss) from continuing operations.......     3,319     4,344    26,884    18,772       2,064      (29,157)    4,319    2,489
Loss on discontinued operations of CRC(b)......        --        --        --        --          --        9,988       626      285
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
Income (loss) before extraordinary item........     3,319     4,344    26,884    18,772       2,064      (39,145)    3,693    2,204
Extraordinary item--loss on retirement of
  debt.........................................        --        --        --        --          --        7,461        --    1,738
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
Net income (loss)..............................  $  3,319  $  4,344  $ 26,884  $ 18,772    $  2,064     $(46,606) $  3,693  $   466
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
Net income (loss) per common share(c):
  Basic:
  Continuing operations........................  $   0.07  $   0.09  $   0.55  $   0.45    $   0.09     $  (1.41) $   0.21  $  0.25
  Discontinued operations......................        --        --        --        --          --        (0.49)    (0.03)   (0.03)
  Extraordinary loss...........................        --        --        --        --          --        (0.36)       --    (0.19)
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
  Net income (loss)............................  $   0.07  $   0.09  $   0.55  $   0.45    $   0.09     $  (2.26) $   0.18  $  0.03
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
  Diluted:
  Continuing operations........................  $   0.07  $   0.09  $   0.54  $   0.45    $   0.09     $  (1.41) $   0.20  $  0.22
  Discontinued operations......................        --        --        --        --          --        (0.49)    (0.03)   (0.03)
  Extraordinary loss...........................        --        --        --        --          --        (0.36)       --    (0.16)
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
  Net income (loss)............................  $   0.07  $   0.09  $   0.54  $   0.45    $   0.09     $  (2.26) $   0.17  $  0.03
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
                                                 --------  --------  --------  --------  ------------   --------  --------  -------
Weighted average common shares outstanding:
  Basic........................................    49,339    48,109    49,021    41,671      23,095       20,590    20,021    9,137
  Diluted......................................    49,729    48,463    49,348    41,792      23,095       20,590    21,611   10,769
Statement of Cash Flow Data:
  Net cash provided by (used in) operating
    activities.................................  $ 11,492  $ 13,702  $ 56,985  $ 43,792    $  2,607     $(20,099) $  6,280  $   766
  Net cash used in investing activities........    (1,825)   (2,271) (246,326)  (23,019)       (798)     (28,480)  (42,013)  (9,099)
  Net cash provided by (used in) financing
    activities.................................       369   193,492   193,081   (19,008)     (2,153)      48,306    30,918   17,305
Other Operating Data:
  Broadcast cash flow(d).......................  $ 13,658  $ 11,210  $ 68,338  $ 54,519    $  7,102     $ 22,836  $ 20,517  $12,088
  EBITDA(d)....................................    11,995    10,024    62,887    49,940       6,734       17,764    15,797    8,634
Balance Sheet Data (at end of period):
  Working capital..............................  $ 26,066  $212,215  $ 17,168  $ 10,970    $  8,429     $  7,168  $ 14,967  $18,366
  Net intangible assets........................   642,737   420,456   646,200   423,530     120,592      121,742   109,253   70,528
  Total assets.................................   748,040   710,394   746,689   512,249     163,725      165,751   151,637  113,353
  Long-term debt, less current portion.........     1,524     2,051     1,547    14,122     135,504      137,659    97,516   59,898
  Stockholders' equity.........................   626,330   599,808   622,621   389,960      14,166       12,101    43,581   44,436

----------------------------------
(a) Effective August 20, 1994, we began accounting for our 49.0% interest in Viva Media on a consolidated basis. Accordingly, Viva Media's results of operations are included in the consolidated financial statements commencing August 20, 1994. We acquired the remaining 51.0% of Viva Media on September 7, 1995. Prior to August 20, 1994, the results of operations of Viva Media were accounted for using the equity method of accounting.

(b) See Note 4 to Consolidated Financial Statements included in our Form 10-K for the year ended December 31, 1998.

(c) All common share and per-common-share amounts have been adjusted retroactively for a two-for-one common stock split effective December 1, 1997.

(d) Operating income excluding corporate expenses, depreciation and amortization, commonly referred to as "broadcast cash flow," is widely used in the broadcast industry as a measure of a broadcasting company's operating performance. Another measure of operating performance is EBITDA. EBITDA consists of operating income excluding depreciation and amortization. Broadcast cash flow and EBITDA are not calculated in accordance with generally accepted accounting principles. These measures should not be considered in isolation or as substitutes for operating income, cash flows from operating activities or any other measure for determining our operating performance or liquidity that is calculated in accordance with generally accepted accounting principles.

                                    BUSINESS

    We were incorporated under the laws of the State of Delaware in 1992. Our principal executive offices are located at 3102 Oak Lawn Avenue, Suite 215, Dallas, Texas 75219 and our telephone number at that address is (214) 525-7700.

COMPANY'S STATIONS

    The following table sets forth certain information regarding the radio stations that we owned or programmed, or for which we sold airtime, as of April 30, 1999:

 RANKING OF MARKET                                                   NO. OF STATIONS
    BY HISPANIC                                          ---------------------------------------
  POPULATION (A)                   MARKET                    AM            FM           TOTAL
-------------------  ----------------------------------      ---      -------------     -----
         1           Los Angeles                                  1             2(b)          3
         2           New York                                     1             1             2
         3           Miami                                        2             2             4
         4           San Francisco/San Jose                       0             2             2
         5           Chicago                                      2             1             3
         6           Houston                                      2             5(c)          7
         7           San Antonio                                  2             2             4
         8           Dallas/Fort Worth                            2             4             6
         9           McAllen/Brownsville/Harlingen                1             2             3
        10           San Diego                                    0             2             2
        11           El Paso                                      2             1             3
        12           Phoenix                                      0             1(c)          1
        26           Las Vegas                                    1             1             2
                                                                 --            --            --
                     Total                                       16            26            42
                                                                 --            --            --
                                                                 --            --            --

------------------------

(a) Ranking of the principal radio market served by our station(s) among all U.S. radio markets by Hispanic population as reported by Strategy Research Corporation--1998 U.S. Hispanic Market Study.

(b) Includes KSCA(FM) currently operated pursuant to a time brokerage agreement (we do not own FCC license). See "Recent Developments--KSCA Acquisition."

(c) Does not reflect our agreement to exchange the assets of KRTX(FM), serving Houston, for the assets of KLNZ(FM), owned by Z-Spanish Media Corporation serving Phoenix, pursuant to our letter of intent with Z.

SPANISH LANGUAGE RADIO INDUSTRY

    Due to differences in origin, Hispanics are not a homogeneous group. The music, culture, customs and Spanish dialects vary from one radio market to another. Consequently, we program our stations in a manner responsive to the local preferences of the target demographic audience in each of the markets they serve. A well-researched mix of music and on-air programming at an individual station can attract a wide audience targeted by Spanish language advertisers. Programming is continuously monitored to maintain its quality and relevance to the target audience. Most music formats are primarily variations of Regional Mexican, Tropical, Tejano and Contemporary music styles. The local program director will select music from the various music styles that best reflect the music preferences of the local Hispanic audiences.

                                  UNDERWRITING

    Under the terms and subject to the conditions contained in an underwriting agreement dated June 1, 1999, we have agreed to sell to Credit Suisse First Boston Corporation all of the shares of Class A common stock.

    The underwriting agreement provides that the underwriter is obligated to purchase all the shares of Class A common stock in the offering if any are purchased.

    The underwriter proposes to offer the shares of Class A common stock initially at the public offering price on the cover page of this prospectus supplement and to selling group members at that price less a concession of $0.735 per share. The underwriter and selling group members may allow a discount of $0.10 per share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the underwriter.

    We estimate that our out of pocket expenses for this offering will be approximately $250,000.

    We have agreed that we will not offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 (the "Securities Act") relating to, any additional shares of our Class A common stock or securities convertible into or exchangeable or exercisable for any of our Class A common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 30 days after the date of this prospectus supplement, subject to certain exceptions.

    We have agreed to indemnify the underwriter against liabilities under the Securities Act, or contribute to payments which the underwriter may be required to make in that respect.

    The shares of common stock have been approved for listing on The Nasdaq National Market subject to official notice of issuance, under the symbol "HBCCA".

    The underwriter, may engage in over-allotment, stabilizing transactions, syndicate covering transactions, penalty bids and "passive" market making in accordance with Regulation M under the Securities Exchange Act of 1934 (the "Exchange Act"). Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Syndicate covering transactions involve purchases of the Class A common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Penalty bids permit the underwriter to reclaim a selling concession from a syndicate member when the Class A common stock originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions. In "passive" market making, market makers in the Class A common stock who are underwriters or prospective underwriters may, subject to certain limitations, make bids for or purchases of the Class A common stock until the time, if any, at which a stabilizing bid is made. These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Class A common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    The underwriter and its respective affiliates have been and may be customers of, lenders to, engage in transactions with, and perform services for us and our subsidiaries in the ordinary course of business.

    Ernesto Cruz, one of our directors, is a managing director of Credit Suisse First Boston Corporation, the underwriter.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

    The distribution of the Class A common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Class A common stock are effected. Accordingly, any resale of the Class A common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Class A common stock.

REPRESENTATIONS OF PURCHASERS

    Each purchaser of Class A common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such Class A common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

    The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

    All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of the assets of us and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

    A purchaser of Class A common stock to whom the SECURITIES ACT (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Class A common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of Class A common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

    Canadian purchasers of Class A common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the Class A common stock for investment by the purchaser under relevant Canadian legislation.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-8330 for further information on the public reference rooms. Our SEC filings are also available to the public from commercial document retrieval services and at the web site maintained by the SEC at HTTP://WWW.SEC.GOV.

                                 LEGAL OPINIONS

    The validity of the shares of Class A common stock offered by this prospectus will be passed upon for us by our special counsel, Akin, Gump, Strauss, Hauer & Feld, L.L.P. (a partnership including professional corporations), San Antonio, Texas, and for the underwriter by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    Our consolidated financial statements and financial statement schedule as of and for the years ended December 31, 1998 and 1997 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of such firm as experts in accounting and auditing.

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule for the three months ended December 31, 1996 and for the year ended September 30, 1996 included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated by reference in this prospectus supplement and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

    The financial statements of Multicultural Radio Broadcasting, Inc. for the year ended December 31, 1997 included in our Current Report on Form 8-K/A filed July 31, 1998 have been incorporated by reference herein in reliance on the report of Wiss & Company, LLP, independent auditors, given on the authority of said firm as experts in auditing and accounting.

    The consolidated financial statements of Tichenor Media System, Inc. and subsidiaries as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996, are incorporated herein by reference in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.

PROSPECTUS                        $500,000,000
                        HEFTEL BROADCASTING CORPORATION

             DEBT SECURITIES, JUNIOR SUBORDINATED DEBT SECURITIES,
                PREFERRED STOCK, CLASS A COMMON STOCK, WARRANTS,
               STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

                             HEFTEL CAPITAL TRUST I
                            HEFTEL CAPITAL TRUST II
        PREFERRED SECURITIES, GUARANTEED TO THE EXTENT SET FORTH HEREIN
                       BY HEFTEL BROADCASTING CORPORATION

    Heftel Broadcasting Corporation, a Delaware corporation (the "Company"), may issue from time to time, together or separately, (i) unsecured senior debt securities (the "Senior Debt Securities"), (ii) unsecured subordinated debt securities (the "Subordinated Debt Securities" and, together with the Senior Debt Securities, the "Debt Securities"), (iii) unsecured junior subordinated debt securities ("Junior Subordinated Debt Securities"); (iv) warrants to purchase Debt Securities or Junior Subordinated Debt Securities (the "Debt Warrants"), (v) shares of preferred stock, par value $0.001 per share, of the Company (the "Preferred Stock"), (vi) warrants to purchase shares of Preferred Stock (the "Preferred Stock Warrants"), (vii) Class A Common Stock, par value $0.001 per share, of the Company (the "Class A Common Stock") (viii) warrants to purchase shares of Class A Common Stock (the "Class A Common Stock Warrants"),
(ix) stock purchase contracts ("Stock Purchase Contracts") to purchase Class A Common Stock or Preferred Stock and (x) stock purchase units ("Stock Purchase Units"), each representing ownership of a Stock Purchase Contract and Debt Securities, Junior Subordinated Debt Securities, debt obligations of the United States of America or agencies or instrumentalities thereof ("U.S. Obligations") or Preferred Securities (as defined below), securing the holder's obligation to purchase Class A Common Stock or Preferred Stock under the Stock Purchase Contract, or any combination of the foregoing, either individually or as units consisting of one or more of the foregoing in amounts, at prices and on terms to be determined by market conditions at the time of offering. The Debt Warrants, Preferred Stock Warrants and Class A Common Stock Warrants are referred to herein collectively as the "Warrants", and the Debt Securities, the Junior Subordinated Debt Securities, Preferred Stock, Class A Common Stock, the Warrants, Stock Purchase Contracts and Stock Purchase Units are referred to herein collectively as the "Company Securities".

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
 AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
  ACCURACY OR ADEQUACY    OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                        CONTRARY IS A CRIMINAL OFFENSE.

      ADDITIONAL INFORMATION REGARDING THE SECURITIES IS SET FORTH ON THE
                              INSIDE FRONT COVER.

    FOR A DISCUSSION OF CERTAIN RISKS ASSOCIATED WITH AN INVESTMENT IN THE SECURITIES, SEE "GENERAL DESCRIPTION OF SECURITIES AND RISK FACTORS" ON PAGE A-8.
                       ----------------------------------
    Concurrently with the filing of this Prospectus, the Company is filing a prospectus under Rule 415 of the Securities Act of 1933, as amended, offering up to 700,000 shares of Class A Common Stock to be sold from time to time by certain selling stockholders as set forth therein. Consummation of sales under this Prospectus are not contingent upon the consummation of any offering by the selling stockholders.
    Heftel Capital Trust I and Heftel Capital Trust II (each, a "Heftel Trust" and collectively, the "Heftel Trusts"), each a statutory business trust formed under Delaware law, may offer, from time to time, preferred securities (the "Preferred Securities") with the payment of distributions and payments on liquidation or redemption of the Preferred Securities issued by each such Heftel Trust guaranteed on a subordinated basis by the Company to the extent described herein and in an accompanying prospectus supplement (the "Guarantees"). The Company will be the owner of the trust interests represented by common securities (the "Common Securities") to be issued by each Heftel Trust. Unless indicated otherwise in a prospectus supplement, each Heftel Trust exists for the sole purpose of issuing its trust interests and investing the proceeds thereof in Junior Subordinated Debt Securities. The Company Securities and the Preferred Securities are referred to herein collectively as the "Offered Securities".
    The Offered Securities may be issued in one or more series or issuances and will be limited to $500,000,000 in aggregate public offering price (or its equivalent, based on the applicable exchange rate, to the extent Debt Securities or Junior Subordinated Debt Securities are issued for one or more foreign currencies or currency units). The Offered Securities may be sold for U.S. dollars, or any foreign currency or currencies or currency units, and the principal of, any premium on, and any interest on, the Debt Securities or Junior Subordinated Debt Securities may be payable in U.S. dollars, or any foreign currency or currencies or currency units.
    The Offered Securities may be offered separately or as units with other Offered Securities, in separate series, in amounts, at prices and on terms to be determined at or prior to the time of sale. The sale of other securities under the Registration Statement of which this Prospectus forms a part or under a Registration Statement to which this Prospectus relates will reduce the amount of Offered Securities which may be sold hereunder.
    The specific terms of the Offered Securities in respect of which this Prospectus is being delivered are set forth in the accompanying Prospectus Supplement (the "Prospectus Supplement"), including, where applicable, (i) in the case of Debt Securities or Junior Subordinated Debt Securities, the specific designation, aggregate principal amount, ranking as senior or subordinated debt, authorized denomination, initial offering price, maturity (which may be fixed or extendible), premium (if any), interest rate (which may be fixed or floating), time of and method of calculating the payment of interest, if any, the currency in which principal, premium, if any, and interest, if any, are payable, any exchangeability, conversion, redemption or sinking fund terms, the right of the Company, if any, to defer payment or interest on the Junior Subordinated Debt Securities and the maximum length of such deferral period, put options, if any, public offering price, and other specific terms; (ii) in the case of Preferred Stock or Preferred Securities, the designation, number of shares, liquidation preference per share, initial public offering price, dividend or distribution rate (or method of calculation thereof), dates on which dividends or distributions shall be payable and dates from which dividends or distributions shall accrue, any redemption or sinking fund provisions, any voting rights, any conversion or exchange provisions, and any other rights, preferences, privileges, limitations or restrictions relating to the Preferred Stock or Preferred Securities of a specific series and the terms upon which the proceeds of the sale of the Preferred Securities will be used to purchase a specific series of Junior Subordinated Debt Securities of the Company; (iii) in the case of Class A Common Stock, the number of shares, public offering price and the terms of the offering and sale thereof; (iv) in the case of Warrants, the number and terms thereof, the designation and description of the Class A Common Stock, Preferred Stock, Debt Securities, Junior Subordinated Debt Securities or Preferred Securities issuable thereunder, the number of securities issuable upon exercise, the exercise price, the terms of the offering and sale thereof and, where applicable, the duration and detachability thereof; (v) in the case of Stock Purchase Contracts, the designation and number of shares of Class A Common Stock or Preferred Stock issuable thereunder, the purchase price of the Class A Common Stock or Preferred Stock, the date or dates on which the Class A Common Stock or Preferred Stock is required to be purchased by the holders of the Stock Purchase Contracts, any periodic payments required to be made by the Company to the holders of the Stock Purchase Contracts or vice versa, and the terms of the offering and sale thereof; (vi) in the case of Stock Purchase Units, the specific terms of the Stock Purchase Contracts and any Preferred Stock, Debt Securities, Junior Subordinated Debt Securities or Preferred Securities securing the holder's obligation to purchase the Preferred Stock or Class A Common Stock under the Stock Purchase Contracts, and the terms of the offering and sale thereof; and (vii) in the case of all Offered Securities, whether such Offered Securities will be offered separately or as a unit with other Offered Securities. The Prospectus Supplement will also contain information, where applicable, about certain federal income tax considerations relating to, and any listing on a securities exchange of, the Offered Securities covered by the Prospectus Supplement.
    The Offered Securities will be sold directly, through agents, dealers or underwriters as designated from time to time, or through a combination of such methods. If any agents of the Company or the Heftel Trusts or any dealers or underwriters are involved in the sale of the Offered Securities in respect of which this Prospectus is being delivered, the names of such agents, dealers or underwriters and any applicable agent's commission, dealer's purchase price or underwriter's discount will be set forth in or may be calculated from the Prospectus Supplement. The net proceeds to the Company or the Heftel Trusts from such sale will be the purchase price less such commission in the case of an agent, the purchase price in the case of a dealer, or the public offering price less such discount in the case of an underwriter and less, in each case, other applicable issuance expenses. See "Plan of Distribution".

               THE DATE OF THIS PROSPECTUS IS DECEMBER 24, 1997.

    IN CONNECTION WITH THIS OFFERING, CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE CLASS A COMMON STOCK IN THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 UNDER REGULATION
M. SEE "PLAN OF DISTRIBUTION."

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE SECURITIES OFFERED HEREBY, INCLUDING STABILIZING AND SYNDICATE COVERING TRANSACTIONS. THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE SECURITIES OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "PLAN OF DISTRIBUTION."

                             AVAILABLE INFORMATION

    The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Reports, proxy and information statements filed by the Company with the Commission pursuant to the information requirements of the Exchange Act may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; and at the following Regional Offices of the
Commission: New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048; and Chicago Regional Office, Citicorp Center, 500 West Madison Street, 14th Floor, Chicago, Illinois 60661. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a site on the World Wide Web at HTTP://WWW.SEC.GOV that contains reports, proxies and information statements and other information regarding registrants (including the Company) that file electronically. In addition, reports, proxy statements and other information concerning the Company can be inspected and copied at the offices of the Nasdaq National Market, Report Section, 1735 K Street, N.W., Washington, D.C. 20006, on which the Class A Common Stock of the Company (symbol: "HBCCA") is listed.

    No separate financial statements of the Heftel Trusts have been included or incorporated by reference herein. Neither the Heftel Trusts nor the Company considers such financial statements material to holders of Preferred Securities because (i) all of the voting securities of each Heftel Trust will be owned, directly or indirectly, by the Company, a reporting company under the Exchange Act, (ii) no Heftel Trust has independent operations but rather each exists for the purpose of issuing securities representing undivided beneficial interests in the assets of such Heftel Trust and investing the proceeds thereof in Junior Subordinated Debt Securities, and (iii) the obligations of the Heftel Trusts under the Preferred Securities are fully and unconditionally guaranteed on a subordinated basis by the Company to the extent set forth herein. See "The Heftel Trusts" and "Description of Guarantees."

    The Company and the Heftel Trusts have filed with the Commission a joint registration statement (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company, the Heftel Trusts and the securities offered hereby.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents, heretofore filed by the Company with the Commission pursuant to the Exchange Act, are hereby incorporated by reference into this Prospectus and made a part hereof:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1996, as amended by Form 10-K/A dated January 31, 1997.

    2. The Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 1996, as amended by the Company's Transition Report on Form 10-Q/A dated February 26, 1997.

    3. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

    4. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as amended by Form 10-Q/A filed December 12, 1997.

    5. The Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997.

    6.  The Company's Current Report on Form 8-K filed February 25, 1997.

    7. The Company's Current Report on Form 8-K filed March 3, 1997, as amended by Form 8-K/A filed March 24, 1997.

    8.  The Company's Current Report on Form 8-K filed December 12, 1997.

    9. The description of the Company's Class A Common Stock contained in the section entitled "Description of Capital Stock" contained in the Registration Statement on Form S-1 of the Company, as amended, filed with the Securities and Exchange Commission on April 29, 1994 (Reg. No. 33-78370) and incorporated by reference into the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, of the Company filed with the Commission on July 8, 1994, and the Registration Statement on Form S-3, of the Company, as amended, filed with the Commission on February 26, 1996 (Reg. No. 333-1060).

    Any documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offering of the Offered Securities offered hereby shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

    Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. To the extent that any proxy statement is incorporated by reference herein, such incorporation shall not include any information contained in such proxy statement which is not, pursuant to the Commission's rules, deemed to be "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act.

    The Company will provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon the written or oral request of any such person, a copy of any document described above (other than exhibits, unless such exhibits are specifically incorporated by reference). Requests for such copies should be directed to Jeffrey Hinson, Heftel Broadcasting Corporation, 100 Crescent Court, Suite 1777, Dallas, Texas 75201 (telephone: (214) 855-8882).

                                  THE COMPANY

    The Company is the largest Spanish language radio broadcasting company in the United States and currently owns or programs 36 radio stations in 11 markets. The Company's stations are located in nine of the top ten Hispanic markets in the United States, including Los Angeles, New York, Miami, Chicago, Dallas/Fort Worth, San Francisco/San Jose, Houston, San Antonio, and McAllen/Brownsville/ Harlingen.

    The Company's strategy is to own and program top performing radio stations, principally in the largest Spanish language radio markets in the United States. The top ten Hispanic markets account for approximately 18.4 million Hispanics, representing approximately 60% of the total Hispanic population in the United States. The Company has the largest Spanish language radio station combination, as measured by audience and revenue share in seven of the top ten Hispanic markets. The Company intends to acquire or develop additional Spanish language stations in the leading Hispanic markets.

    The Company's Class A Common Stock is traded on the Nasdaq National Market under the symbol "HBCCA." As of December 9, 1997, Clear Channel Communications, Inc. owned a 32% non-voting interest in the Company. See "Description of Common Stock-Class B Common Stock."

    The Company was incorporated under the laws of the State of Delaware in 1992. The Company's principal executive offices are located at 100 Crescent Court, Suite 1777, Dallas, Texas 75201 and the telephone number is (214) 855-8882.

                              RECENT DEVELOPMENTS

    On November 6, 1997, the Board of Directors of the Company authorized a two-for-one stock split payable in the form of a stock dividend of one share of Class A Common Stock for each issued and outstanding share of Class A Common Stock and one share of Class B Common Stock for each issued and outstanding share of Class B Common Stock. The dividend was paid on December 1, 1997, to all holders of record of Class A and Class B Common Stock at the close of business on November 18, 1997. Immediately prior to the distribution there were 14,989,374 shares of Class A Common Stock and 7,078,235 shares of Class B Common Stock outstanding and immediately after the distribution there were 29,978,748 shares of Class A Common Stock and 14,156,470 shares of Class B Common Stock outstanding. The income (loss) per common and common share equivalent share and other per share information for the following periods has been restated to reflect this two-for-one stock split:

                                              THREE MONTHS ENDED        NINE MONTHS ENDED SEPTEMBER
                                                 SEPTEMBER 30,                      30,
                                          ---------------------------   ---------------------------
                                              1997           1996           1997           1996
                                          ------------   ------------   ------------   ------------
Income (loss) per common and common
  equivalent share:
  Continuing operations.................  $       0.13   $      (1.46)  $       0.29   $      (1.50)
  Discontinued operations...............       --               (0.41)       --               (0.47)
  Extraordinary loss....................       --               (0.37)       --               (0.37)
  Net income (loss).....................  $       0.13   $      (2.24)  $       0.29   $      (2.34)
                                          ------------   ------------   ------------   ------------
                                          ------------   ------------   ------------   ------------
Weighted average common shares
  outstanding...........................    44,135,218     20,401,610     40,870,386     20,298,350
                                          ------------   ------------   ------------   ------------
                                          ------------   ------------   ------------   ------------

                                                               THREE MONTHS ENDED           SIX MONTHS ENDED
                                                                    JUNE 30,                    JUNE 30,
                                                           --------------------------  --------------------------
                                                               1997          1996          1997          1996
                                                           ------------  ------------  ------------  ------------
Income (loss) per common and common equivalent share:
  Continuing operations..................................  $       0.12  $      (0.02) $       0.15  $      (0.04)
  Discontinued operations................................       --              (0.03)      --              (0.05)
  Extraordinary loss.....................................       --            --            --            --
                                                           ------------  ------------  ------------  ------------
Net income (loss)........................................  $       0.12  $      (0.05) $       0.15  $      (0.09)
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------
Weighted average common shares outstanding...............    44,191,406    20,286,794    39,237,970    20,246,722
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------

                                                            THREE MONTHS ENDED MARCH       THREE MONTHS ENDED
                                                                      31,                     DECEMBER 31,
                                                           --------------------------  --------------------------
                                                               1997          1996          1996          1995
                                                           ------------  ------------  ------------  ------------
Income (loss) per common and common equivalent share:
  Continuing operations..................................  $       0.02  $      (0.02) $       0.09  $       0.06
  Discontinued operations................................       --              (0.03)      --              (0.02)
  Extraordinary loss.....................................       --            --            --            --
                                                           ------------  ------------  ------------  ------------
Net income (loss)........................................  $       0.02  $      (0.05) $       0.09  $       0.04
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------
Weighted average common shares outstanding...............    34,284,532    20,206,648    23,095,462    21,464,684
                                                           ------------  ------------  ------------  ------------
                                                           ------------  ------------  ------------  ------------

                                                                                  YEAR ENDED SEPTEMBER 30,
                                                                          ----------------------------------------
                                                                              1996          1995          1994
                                                                          ------------  ------------  ------------
Income (loss) per common and common equivalent share:
  Continuing operations.................................................  $      (1.41) $       0.20  $       0.22
  Discontinued operations...............................................         (0.49)        (0.03)        (0.03)
  Extraordinary loss....................................................         (0.37)      --              (0.16)
                                                                          ------------  ------------  ------------
Net income (loss).......................................................  $      (2.27) $       0.17  $       0.03
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------
Weighted average common shares outstanding..............................    20,589,934    21,610,692    10,769,356
                                                                          ------------  ------------  ------------
                                                                          ------------  ------------  ------------

                               THE HEFTEL TRUSTS

    Both Heftel Capital Trust I and Heftel Capital Trust II are statutory business trusts formed under Delaware law pursuant to (i) a separate Declaration of Trust executed by the Company, as depositor for such Heftel Trust, and the Trustees (as defined herein) of such trust and (ii) the filing of a certificate of trust with the Delaware Secretary of State. The declarations will be amended and restated in their entirety (each as so amended and restated, a "Declaration") substantially in the form filed as an exhibit to the Registration Statement of which this Prospectus is a part and will be qualified as Indentures under the Trust Indenture Act of 1939, as amended (the "Trust Indenture Act"). Unless an accompanying Prospectus Supplement provides otherwise, each Heftel Trust exists for the sole purposes of (i) issuing the Preferred Securities, (ii) investing the gross proceeds of the sale of the Preferred Securities in a specific series of Junior Subordinated Debt Securities, and (iii) engaging in only those other activities necessary or incidental thereto. All of the Common Securities will be owned by the Company. The Common Securities will rank pari passu, and payments will be made thereon pro rata, with the Preferred Securities, except that upon the occurrence and continuance of an event of default under the applicable Declaration, the rights of the holders of the applicable Common Securities to payment in respect of distributions and payments upon liquidation, redemption and otherwise will be subordinated to the rights of the holders of the applicable Preferred Securities. The Company will acquire Common Securities having an aggregate liquidation amount equal to a minimum of 1% of the total capital of each Heftel Trust. Each Heftel Trust will have a term of at least 20 but not more than 50 years, but may terminate earlier as provided in the applicable Declaration. Each Heftel Trust's business and affairs will be conducted by the Trustees. The holder of the Common Securities will be entitled to appoint, remove or replace any of, or increase or reduce the number of, the Trustees of each Heftel Trust. The duties and obligations of the Trustees shall be governed by the Declaration of such Heftel Trust. At least one of the Trustees of each Heftel Trust will be a person who is an employee or officer of or who is affiliated with the Company (a "Regular Trustee"). One Trustee of each Heftel Trust will be a financial institution that is not affiliated with the Company, which shall act as property trustee and as indenture trustee for the purposes of the Trust Indenture Act, pursuant to the terms set forth in a Prospectus Supplement (the "Property Trustee"). In addition, unless the Property Trustee maintains a principal place of business in the State of Delaware and otherwise meets the requirements of applicable law, one Trustee of each Heftel Trust will be a legal entity having a principal place of business in, or an individual resident of, the State of Delaware (the "Delaware Trustee"). The Company will pay all fees and expenses related to each Heftel Trust and the offering of the Preferred Securities. Unless otherwise set forth in the Prospectus Supplement, the Property Trustee will be The Bank of New York, and the Delaware Trustee will be The Bank of New York (Delaware). The office of the Delaware Trustee in the State of Delaware is 100 White Clay Center, Newark, Delaware 19711. The principal place of business of each Heftel Trust is c/o Heftel Broadcasting Corporation, 100 Crescent Court, Suite 1777, Dallas, Texas 75201 (telephone: (214) 855-8882).

               RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS TO
              COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

    The ratios of earnings to fixed charges for the Company are computed by dividing pretax income from continuing operations after certain adjustments, by fixed charges. Fixed charges consist of interest expense on all long and short-term borrowings and the estimated interest portion of rental expense. Set forth below are the ratios of earnings to fixed charges and earnings to combined fixed charges and preferred stock dividends (in thousands except ratios).

                                                NINE MONTHS      THREE MONTHS
                                                   ENDED             ENDED               YEARS ENDED SEPTEMBER 30,
                                               SEPTEMBER 30,     DECEMBER 31,    ------------------------------------------
                                                   1997              1996          1996       1995       1994       1993
                                             -----------------  ---------------  ---------  ---------  ---------  ---------
Ratio of Earnings to Fixed Charges.........           6.3x              1.7x        --           1.6x       1.6x       1.9x
Deficiency of Earnings to Cover Fixed
  Charges..................................         --                --         $  29,092     --         --         --
Ratio of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends............           6.3x              1.7x        --           1.6x       1.5x       1.7x
Deficiency of Earnings to Cover Combined
  Fixed Charges and Preferred Stock
  Dividends................................         --                --         $  29,112     --         --         --


                                               1992
                                             ---------
Ratio of Earnings to Fixed Charges.........     --
Deficiency of Earnings to Cover Fixed
  Charges..................................  $     406
Ratio of Earnings to Combined Fixed Charges
  and Preferred Stock Dividends............     --
Deficiency of Earnings to Cover Combined
  Fixed Charges and Preferred Stock
  Dividends................................  $     590

                                USE OF PROCEEDS

    Unless otherwise specified in the Prospectus Supplement, the net proceeds from the sale of the Company Securities offered hereby will be used for general corporate purposes, including repayment of borrowings, working capital, capital expenditures, stock repurchase programs and acquisitions. Unless otherwise specified in the Prospectus Supplement, each Heftel Trust will use all proceeds received from the sale of Preferred Securities to purchase Junior Subordinated Debt Securities of the Company. Additional information on the use of net proceeds from the sale of the Offered Securities offered hereby may be set forth in the Prospectus Supplement relating to such Offered Securities.

                  HOLDING COMPANY STRUCTURE AND SECURED CLAIMS

    The Company is a holding company and its assets consist primarily of investments in its subsidiaries and majority-owned partnerships. The Company's rights and the rights of its creditors, including holders of Debt Securities or Junior Subordinated Debt Securities, to participate in the distribution of assets of any person in which the Company owns an equity interest (including any subsidiary and majority-owned partnerships) upon such person's liquidation or reorganization will be subject to prior claims of such person's creditors, including trade creditors, except to the extent that the Company may itself be a creditor with recognized claims against such person (in which case the claims of the Company would still be subject to the prior claims of any secured creditor of such person and of any holder of indebtedness of such person that is senior to that held by the Company). Accordingly, the holder of Debt Securities or Junior Subordinated Debt Securities may be deemed to be effectively subordinated to such claims and will be subordinated to the secured claims of the Company and its subsidiaries under the Company's credit facility.

    Stock and partnership interests of the Company's subsidiaries are pledged to secure the Company's obligations under the Credit Agreement dated February 14, 1997, among the Company, the lenders signatory thereto and The Chase Manhattan Bank., as administrative agent (the "Credit Agreement"). The Credit Agreement contains various financial and operational covenants and other restrictions with which the Company must comply, including limitations on capital expenditures and the incurrence of additional indebtedness, prohibitions on the payment of cash dividends and the redemption or repurchase of capital stock of the Company and restrictions on the use of borrowings.

               GENERAL DESCRIPTION OF SECURITIES AND RISK FACTORS

    The Company may offer shares of Class A Common Stock, Preferred Stock, Debt Securities, Junior Subordinated Debt Securities, Warrants, Stock Purchase Contracts, Stock Purchase Units, or any combination of the foregoing either individually or as units consisting of one or more Securities under this Prospectus. Each Heftel Trust may offer Preferred Securities under this Prospectus.

    CERTAIN OF THE SECURITIES TO BE OFFERED HEREBY THEMSELVES MAY INVOLVE A HIGH DEGREE OF RISK. SUCH RISKS WILL BE SET FORTH IN THE PROSPECTUS SUPPLEMENT RELATING TO SUCH SECURITY. IN ADDITION, CERTAIN RISK FACTORS, IF ANY, RELATING TO THE COMPANY'S BUSINESS WILL BE SET FORTH IN A PROSPECTUS SUPPLEMENT.

                         DESCRIPTION OF DEBT SECURITIES

    The following description of the terms of the Debt Securities summarizes certain general terms and provisions of the Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Debt Securities and the extent, if any, to which such general provisions may apply to any series of Debt Securities will be described in the Prospectus Supplement relating to such series.

    Senior Debt Securities may be issued, from time to time, in one or more series under an Indenture (the "Senior Indenture"), between the Company and The Bank of New York, as trustee, or such other trustee as shall be named in a Prospectus Supplement (the "Senior Trustee"). The form of Senior Indenture is filed as an exhibit to the Registration Statement of which this Prospectus is a part. Subordinated Debt Securities may be issued, from time to time, in one or more series under an indenture (the "Subordinated Indenture") between the Company and The Bank of New York or such other trustee as shall be named in a Prospectus Supplement (the "Subordinated Trustee"). The form of Subordinated Indenture is filed as an Exhibit to the Registration Statement of which this Prospectus is a part. The Senior Indenture and the Subordinated Indenture are sometimes referred to collectively as the "Indentures," and the Senior Trustee and the Subordinated Trustee are sometimes referred to collectively as the "Debt Trustees." None of the Indentures will limit the amount of Debt Securities that may be issued hereunder, and each Indenture will provide that Debt Securities may be issued thereunder up to an aggregate principal amount authorized from time to time by the Company and may be payable in any currency or currency unit designated by the Company or in amounts determined by reference to an index. The following statements are subject to the detailed provisions of the Indentures. Wherever any particular provisions of the Indentures or terms defined therein are referred to, such provisions and terms are incorporated by reference as a part of the statements made herein and such statements are qualified in their entirety by such references, including the definitions therein of certain terms. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Indentures.

GENERAL

    The Senior Debt Securities will be unsecured and will rank equally and ratably with other unsecured and unsubordinated debt of the Company, unless the Company shall be required to secure the Senior Debt Securities as described below under "--Senior Debt Securities." The obligations of the Company pursuant to any Subordinated Debt Securities will be subordinate in right of payment to all Senior Indebtedness of the Company with respect to such Subordinated Debt Securities, and will be described in an accompanying Prospectus Supplement. Debt Securities will be issued from time to time and offered on terms determined by market conditions at the time of sale.

    The Debt Securities may be issued in one or more series with the same or various maturities, at par, at a premium, or at a discount. Any Debt Securities bearing no interest or interest at a rate which at the time of issuance is below market rates will be sold at a discount (which may be substantial) from their stated principal amount. Federal income tax consequences and other special considerations applicable to any such substantially discounted Debt Securities will be described in the Prospectus Supplement relating thereto.

    Reference is made to the Prospectus Supplement for the following terms of the Debt Securities offered hereby: (i) the designation, aggregate principal amount and authorized denominations of such Debt Securities; (ii) the percentage of their principal amount at which such Debt Securities will be issued; (iii) the date or dates on which the Debt Securities will mature (which may be fixed or extendible); (iv) the rate or rates (which may be fixed or floating) per annum at which the Debt Securities will bear interest, if any, or the method of determining such rate or rates; (v) the date or dates on which any such interest will be payable, the date or dates on which payment of any such interest will commence and the Regular Record Dates for such Interest Payment Dates; (vi) the terms of any mandatory or optional redemption (including any provisions for any sinking, purchase or other analogous fund) or repayment option; (vii) the currency, currencies or currency units for which the Debt Securities may be purchased and the currency, currencies or currency units in which the principal thereof, any premium thereon and any interest thereon may be payable; (viii) if the currency, currencies or currency units for which the Debt Securities may be purchased or in which the principal thereof, any premium thereon and any interest thereon may be payable is at the election of the Company or the purchaser, the manner in which such election may be made; (ix) if the amount of payments on the Debt Securities is determined with reference to an index based on one or more currencies or currency units, changes in the price of one or more securities or changes in the price of one or more commodities, the manner in which such amounts may be determined; (x) the extent to which any of the Debt Securities will be issuable in temporary or permanent global form, or the manner in which any interest payable on a temporary or permanent Global Security will be paid; (xi) the terms and conditions upon which the Debt Securities may be convertible into or exchanged for Class A Common Stock, Preferred Stock, or indebtedness or other securities of any kind of the Company; (xii) information with respect to book-entry procedures, if any; (xiii) a discussion of certain federal income tax, accounting and other special considerations, procedures and limitations with respect to the Debt Securities; and (xiv) any other specific terms of the Debt Securities not inconsistent with the applicable Indenture.

    If any of the Debt Securities are sold for one or more foreign currencies or foreign currency units or if the principal of, premium, if any, or any interest on any series of Debt Securities is payable in one or more foreign currencies or foreign currency units, the restrictions, elections, federal income tax consequences, specific terms and other information with respect to such issue of Debt Securities and such currencies or currency units will be set forth in the Prospectus Supplement relating thereto.

    Unless otherwise specified in the Prospectus Supplement, the principal of, any premium on, and any interest on the Debt Securities will be payable, and the Debt Securities will be transferable, at the Corporate Trust Office of the applicable Debt Trustee in New York, New York, provided that payment of interest, if any, may be made at the option of the Company by check mailed on or before the payment date, first class mail, to the address of the person entitled thereto as it appears on the registry books of the Company or its agent.

    Unless otherwise specified in the Prospectus Supplement, the Debt Securities will be issued only in fully registered form and in denominations of $1,000 and any integral multiple thereof. No service charge will be made for any transfer or exchange of any Debt Securities, but the Company may, except in certain specified cases not involving any transfer, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Unless otherwise set forth in the Prospectus Supplement, interest on outstanding Debt Securities will be paid to holders of record on the date which is 15 days immediately prior to the date such interest is to be paid.

    The Company's rights and the rights of its creditors (including holders of Debt Securities) to participate in any distribution of assets of any subsidiary of the Company upon its liquidation or reorganization or otherwise is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of the Company itself as a creditor of the subsidiary may be recognized. The operations of the Company are conducted through its subsidiaries and, therefore, the Company is dependent upon the earnings and cash flow of its subsidiaries to meet its obligations, including obligations under the Debt Securities. The Debt Securities will be effectively subordinated to all indebtedness of the Company's subsidiaries.

GLOBAL SECURITIES

    The Debt Securities of a series may be issued in whole or in part in the form of one or more Global Securities that will be deposited with, or on behalf of, a depositary (the "Depositary") identified in the Prospectus Supplement relating to such series. Global Securities may be issued only in fully registered form and in either temporary or permanent form. Unless and until it is exchanged in whole or in part for the individual Debt Securities represented thereby, a Global Security may not be transferred except as a whole by the Depositary for such Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or by the Depositary or any nominee of such Depositary to a successor Depositary or any nominee of such successor.

    The specific terms of the depositary arrangement with respect to a series of Debt Securities will be described in the Prospectus Supplement relating to such series. The Company anticipates that the following provisions will generally apply to depositary arrangements.

    Upon the issuance of a Global Security, the Depositary for such Global Security or its nominee will credit, on its book entry registration and transfer system, the respective principal amounts of the individual Debt Securities represented by such Global Security to the accounts of persons that have accounts with such Depositary. Such accounts shall be designated by the dealers, underwriters or agents with respect to such Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a Global Security will be limited to persons that have accounts with the applicable Depositary ("participants") or persons that may hold interests through participants. Ownership of beneficial interests in such Global Security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the applicable Depositary or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). The laws of some states require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in a Global Security.

    So long as the Depositary for a Global Security, or its nominee, is the registered owner of such Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have any of the individual Debt Securities of the series represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of any such Debt Securities of such series in definitive form and will not be considered the owners or holders thereof under the applicable Indenture governing such Debt Securities.

    Payments of principal of, any premium on, and any interest on, individual Debt Securities represented by a Global Security registered in the name of a Depositary or its nominee will be made to the Depositary or its nominee, as the case may be, as the registered owner of the Global Security representing such Debt Securities. Neither the Company, the applicable Debt Trustee for such Debt Securities, any Paying Agent, nor the Security Registrar for such Debt Securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the Global Security for such Debt Securities or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

    The Company expects that the Depositary for a series of Debt Securities or its nominee, upon receipt of any payment of principal, premium or interest in respect of a permanent Global Security representing any of such Debt Securities, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such Global Security for such Debt Securities as shown on the records of such Depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in such Global Security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name". Such payments will be the responsibility of such participants.

    If the Depositary for a series of Debt Securities is at any time unwilling, unable or ineligible to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities of such series in exchange for the Global Security representing such series of Debt Securities. In addition, the Company may at any time and in its sole discretion, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities, determine not to have any Debt Securities of a series represented by one or more Global Securities and, in such event, will issue individual Debt Securities of such series in exchange for the Global Security or Securities representing such series of Debt Securities. Further, if the Company so specifies with respect to the Debt Securities of a series, an owner of a beneficial interest in a Global Security representing Debt Securities of such series may, on terms acceptable to the Company, the applicable Debt Trustee and the Depositary for such Global Security, receive individual Debt Securities of such series in exchange for such beneficial interests, subject to any limitations described in the Prospectus Supplement relating to such Debt Securities. In any such instance, an owner of a beneficial interest in a Global Security will be entitled to physical delivery of individual Debt Securities of the series represented by such Global Security equal in principal amount to such beneficial interest and to have such Debt Securities registered in its name. Individual Debt Securities of such series so issued will be issued in denominations, unless otherwise specified by the Company, of $1,000 and integral multiples thereof.

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

    Each Indenture provides that the Company may not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless (i) the successor corporation shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia, and shall expressly assume by a supplemental indenture the due and punctual payment of the principal of, any premium on, and any interest on, all the outstanding Debt Securities and the performance of every covenant in the applicable Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) the Company shall have delivered to the applicable Debt Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction. In case of any such consolidation, merger, conveyance or transfer, such successor corporation will succeed to and be substituted for the Company as obligor on the Debt Securities, with the same effect as if it had been named in the applicable Indenture as the Company. Other than the restrictions on Mortgages described below, the Indentures and the Debt Securities do not contain any covenants or other provisions designed to protect holders of Debt Securities in the event of a highly leveraged transaction involving the Company or any Subsidiary.

EVENTS OF DEFAULT; WAIVER AND NOTICE THEREOF; DEBT SECURITIES IN FOREIGN
  CURRENCIES

    As to any series of Debt Securities, an Event of Default is defined in each Indenture as (i) default for 30 days in payment of any interest on the Debt Securities of such series, or, in the case of the Subordinated Debt Indenture, for a period of 90 days; (ii) default in payment of principal of or any premium on the Debt Securities of such series at maturity; (iii) default in payment of any sinking or purchase fund or analogous obligation, if any, on the Debt Securities of such series; (iv) default by the Company in the performance of any other covenant or warranty contained in the applicable Indenture for the benefit of such series which shall not have been remedied for a period of 90 days after notice is given as specified in the applicable Indenture; and (v) certain events of bankruptcy, insolvency and reorganization of the Company.

    A default under other indebtedness of the Company will not be a default under the Indentures and a default under one series of Debt Securities will not necessarily be a default under another series.

    Each Indenture provides that (i) if an Event of Default described in clause
(i), (ii), (iii) or (iv) above (if the Event of Default under clause (iv) is with respect to less than all series of Debt Securities then outstanding) shall have occurred and be continuing with respect to any series, either the applicable Debt Trustee or the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all outstanding Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately and (ii) if an Event of Default described in clause (iv) or (v) above (if the Event of Default under clause (iv) is with respect to all series of Debt Securities then outstanding) shall have occurred and be continuing, either the applicable Debt Trustee or the holders of at least 25% in aggregate principal amount of all Debt Securities then outstanding (treated as one class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all Debt Securities then outstanding and the interest accrued thereon, if any, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of, any premium on, or any interest on, such Debt Securities and in compliance with certain covenants) may be waived by the holders of a majority in aggregate principal amount of the Debt Securities of such series then outstanding.

    Under each Indenture the applicable Debt Trustee must give to the holders of each series of Debt Securities notice of all uncured defaults known to it with respect to such series within 90 days after such a default occurs (the term "default" to include the events specified above without notice or grace periods, except that in the case of any default of the type described in clause (iv) above, no such notice shall be given until at least 90 days after the occurrence thereof); provided that, except in the case of default in the payment of principal of, any premium on, or any interest on, any of the Debt Securities, or default in the payment of any sinking or purchase fund installment or analogous obligations, the applicable Debt Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Debt Securities of such series.

    No holder of any Debt Securities of any series may institute any action under either Indenture unless (i) such holder shall have given the Debt Trustee thereunder written notice of a continuing Event of Default with respect to such series, (ii) the holders of not less than 25% in aggregate principal amount of the Debt Securities of such series then outstanding shall have requested the Debt Trustee thereunder to institute proceedings in respect of such Event of Default, (iii) such holder or holders shall have offered the Debt Trustee thereunder such reasonable indemnity as such Debt Trustee may require, (iv) the Debt Trustee thereunder shall have failed to institute an action for 60 days thereafter and (v) no inconsistent direction shall have been given to the Debt Trustee thereunder during such 60-day period by the holders of a majority in aggregate principal amount of Debt Securities of such series then outstanding.

    The holders of a majority in aggregate principal amount of the Debt Securities of any series affected and then outstanding will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Debt Trustee or exercising any trust or power conferred on such Debt Trustee with respect to such series of Debt Securities. Each Indenture provides that, in case an Event of Default shall occur and be continuing, the Debt Trustee thereunder, in exercising its rights and powers under such Indenture, will be required to use the degree of care of a prudent person in the conduct of such person's own affairs. Each Indenture further provides that the Debt Trustee thereunder shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under such Indenture unless it has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is reasonably assured to it.

    The Company must furnish to the Debt Trustees within 120 days after the end of each fiscal year a statement signed by one of certain officers of the Company to the effect that a review of the activities of the Company during such year and of its performance under the applicable Indenture and the terms of the Debt Securities has been made, and, to the best of the knowledge of the signatories based on such review, the Company has complied with all conditions and covenants of such Indenture through such year or, if the Company is in default, specifying such default.

    If any Debt Securities are denominated in a coin or currency other than that of the United States, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action as herein described, the principal amount of such Debt Securities shall be deemed to be that amount of United States dollars that could be obtained for such principal amount on the basis of the spot rate of exchange into United States dollars for the currency in which such Debt Securities are denominated (as evidenced to the applicable Debt Trustee by an Officers' Certificate) as of the date the taking of such action by the holders of such requisite principal amount is evidenced to the applicable Debt Trustee as provided in the respective Indenture.

    If any Debt Securities are Original Issue Discount Securities, then for the purposes of determining whether the holders of the requisite principal amount of Debt Securities have taken any action herein described, the principal amount of such Debt Securities shall be deemed to be the portion of such principal amount that would be due and payable at the time of the taking of such action upon a declaration of acceleration of maturity thereof.

MODIFICATION OF THE INDENTURES

    The Indentures provide that the Company and the applicable Debt Trustee may, without the consent of any holders of Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, adding additional Events of Default, establishing the form or terms of any series of Debt Securities or curing ambiguities or inconsistencies in such Indenture or making other provisions.

    With certain exceptions, the applicable Indenture or the rights of the holders of the Debt Securities may be modified by the Company and the applicable Debt Trustee with the consent of the holders of a majority in aggregate principal amount of the Debt Securities of each series affected by such modification then outstanding, but no such modification may be made without the consent of the holder of each outstanding Debt Security affected thereby which would (i) change the maturity of any payment of principal of, or any premium on, or any installment of interest on any Debt Security, or reduce the principal amount thereof or the interest or any premium thereon, or change the method of computing the amount of principal thereof or interest thereon on any date or change any place of payment where, or the coin or currency in which, any Debt Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption or repayment, on or after the redemption date or the repayment date, as the case may be), (ii) reduce the percentage in principal amount of the outstanding Debt Securities of any series, the consent of whose holders is required for any such modification, or the consent of whose holders is required for any waiver of compliance with certain provisions of the applicable Indenture or certain defaults thereunder and their consequences provided for in such Indenture, or (iii) modify any of the provisions of certain Sections of the applicable Indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of such Indenture cannot be modified or waived without the consent of the holder of each outstanding Debt Security affected thereby.

SATISFACTION AND DISCHARGE OF THE INDENTURES; DEFEASANCE

    The Indentures shall generally cease to be of any further effect with respect to a series of Debt Securities if (i) the Company has delivered to the applicable Debt Trustee for cancellation all Debt Securities of such series (with certain limited exceptions) or (ii) all Debt Securities of such series not theretofore delivered to the applicable Debt Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and the Company shall have deposited with the applicable Debt Trustee as trust funds the entire amount sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable Debt Trustee) without consideration of any reinvestment and after payment of all taxes or other charges and assessments in respect thereof payable by the applicable Debt Trustee to pay at maturity or upon redemption all such Debt Securities, no default with respect to the Debt Securities has occurred and is continuing on the date of such deposit, such deposit does not result in a breach or violation of, or constitute a default under, the applicable Indenture or any other agreement or instrument to which the Company is a party and the Company delivered an officers' certificate and an opinion of counsel each stating that such conditions have been complied with (and if, in either case, the Company shall also pay or cause to be paid all other sums payable under the applicable Indenture by the Company).

    In addition, the Company shall have a "legal defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, all of its obligations under such Debt Securities and the applicable Indenture with respect to such Debt Securities) and a "covenant defeasance option" (pursuant to which it may terminate, with respect to the Debt Securities of a particular series, its obligations with respect to such Debt Securities under certain specified covenants contained in the applicable Indenture). If the Company exercises its legal defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option with respect to a series of Debt Securities, payment of such Debt Securities may not be accelerated because of an Event of Default related to the specified covenants.

    The Company may exercise its legal defeasance option or its covenant defeasance option with respect to the Debt Securities of a series only if (i) the Company irrevocably deposits in trust with the applicable Debt Trustee cash or U.S. Government Obligations (as defined in the applicable Indenture) for the payment of principal, premium, if any, and interest with respect to such Debt Securities to maturity or redemption, as the case may be, (ii) the Company delivers to the applicable Debt Trustee a certificate from a nationally recognized firm of independent public accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium, if any, and interest when due with respect to all the Debt Securities of such series to maturity or redemption, as the case may be, (iii) 91 days pass after the deposit is made and during the 91-day period no default described in clause (v) under A--Events of Default, Waiver and Notice Thereof; Debt Securities in Foreign Currencies" above with respect to the Company occurs that is continuing at the end of such period, (iv) no Default has occurred and is continuing on the date of such deposit and after giving effect thereto, (v) the deposit does not constitute a default under any other agreement binding on the Company, (vi) the Company delivers to the applicable Debt Trustee an opinion of counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, (vii) the Company shall have delivered to the applicable Debt Trustee an opinion of counsel to the effect that holders of the Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable U.S. federal income tax law after the date of the applicable Indenture), and (viii) the Company delivers to the applicable Debt Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the Debt Securities of such series as contemplated by the applicable Indenture have been complied with.

    The applicable Debt Trustee shall hold in trust cash or U.S. Government Obligations deposited with it as described above and shall apply the deposited cash and the proceeds from deposited U.S. Government Obligations to the payment of principal, premium, if any, and interest with respect to the Debt Securities of the defeased series.

CONCERNING THE DEBT TRUSTEES

    The Debt Trustee for the Senior Debt Securities and the Debt Trustee for the Subordinated Debt Securities will be identified in the relevant Prospectus Supplement. In certain instances, the Company or the holders of a majority of the then outstanding principal amount of the Debt Securities issued under an indenture may remove the Debt Trustee and appoint a successor Debt Trustee. The Debt Trustee may become the owner or pledgee of any of the Debt Securities with the same rights, subject to certain conflict of interest restrictions, it would have if it were not the Debt Trustee. The Debt Trustee and any successor trustee must be a corporation organized and doing business as a commercial bank or trust company under the laws of the United States or of any state thereof, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000 and subject to examination by federal or state authority. From time to time and subject to applicable law relating to conflicts of interest, the Debt Trustee may also serve as trustee under other indentures relating to Debt Securities issued by the Company or affiliated companies and may engage in commercial transactions with the Company and affiliated companies. The initial Debt Trustee under each Indenture is The Bank of New York.

CERTAIN COVENANTS

    The applicable Prospectus Supplement will describe any material covenants in respect of any series of Debt Securities.

SENIOR DEBT SECURITIES

    In addition to the provisions previously described herein and applicable to all Debt Securities, the following description of the Senior Debt Securities summarizes certain general terms and provisions of the Senior Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Senior Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to any series of Senior Debt Securities will be described in the Prospectus Supplement relating thereto.

    RANKING OF SENIOR DEBT SECURITIES

    Unless otherwise specified in a Prospectus Supplement for a particular series of Debt Securities, all series of Senior Debt Securities will be senior indebtedness of the Company and will be direct, unsecured obligations of the Company, ranking on a parity with all other unsecured and unsubordinated indebtedness of the Company. The Company is a holding company and the Debt Securities will be effectively subordinated to all existing and future liabilities, including indebtedness, of the Company's subsidiaries. See "Holding Company Structure and Secured Claims."

SUBORDINATED DEBT SECURITIES

    In addition to the provisions previously described herein and applicable to all Debt Securities, the following description of the Subordinated Debt Securities summarizes certain general terms and provisions of the Subordinated Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Subordinated Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to any series of Subordinated Debt Securities will be described in the Prospectus Supplement relating thereto.

    RANKING OF SUBORDINATED DEBT SECURITIES

    The Subordinated Debt Securities will be subordinated in right of payment to certain other indebtedness of the Company to the extent set forth in the applicable Prospectus Supplement.

    The payment of the principal of, premium, if any, and interest on the Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company and pari passu with the Company's trade creditors. No payment on account of principal of, premium, if any, or interest on the Subordinated Debt Securities and no acquisition of, or payment on account of any sinking fund for, the Subordinated Debt Securities may be made unless full payment of amounts then due for principal, premium, if any, and interest then due on all Senior Indebtedness by reason of the maturity thereof (by lapse of time, acceleration or otherwise) has been made or duly provided for in cash or in a manner satisfactory to the holders of such Senior Indebtedness. In addition, the Subordinated Indenture provides that if a default has occurred giving the holders of such Senior Indebtedness the right to accelerate the maturity thereof, or an event has occurred which, with the giving of notice, or lapse of time, or both, would constitute such an event of default, then unless and until such event shall have been cured or waived or shall have ceased to exist, no payment on account of principal, premium, if any, or interest on the Subordinated Debt Securities and no acquisition of, or payment on account of a sinking fund for, the Subordinated Debt Securities may be made. The Company shall give prompt written notice to the Subordinated Trustee of any default under any Senior Indebtedness or under any agreement pursuant to which Senior Indebtedness may have been issued. The Subordinated Indenture provisions described in this paragraph, however, do not prevent the Company from making a sinking fund payment with Subordinated Debt Securities acquired prior to the maturity of Senior Indebtedness or, in the case of default, prior to such default and notice thereof. Upon any distribution of its assets in connection with any dissolution, liquidation or reorganization of the Company, all Senior Indebtedness must be paid in full before the holders of the Subordinated Debt Securities are entitled to any payments whatsoever. As a result of these subordination provisions, in the event of the Company's insolvency, holders of the Subordinated Debt Securities may recover ratably less than senior creditors of the Company. See "Holding Company Structure and Secured Claims."

    For purposes of the description of the Subordinated Debt Securities, the term "Senior Indebtedness" means the principal of and premium, if any, and interest on the following, whether outstanding on the date of execution of the Subordinated Indenture or thereafter incurred or created (i) indebtedness of the Company for money borrowed by the Company (including purchase money obligations with an original maturity in excess of one year) or evidenced by securities (other than the Subordinated Debt Securities or Junior Subordinated Debt Securities), notes, bankers' acceptances or other corporate debt securities or similar instruments issued by the Company; (ii) obligations with respect to letters of credit; (iii) indebtedness of the Company constituting a guarantee of indebtedness of others of the type referred to in the preceding clauses (i) and
(ii); or (iv) renewals, extensions or refundings of any of the indebtedness referred to in the preceding clauses (i), (ii) and (iii) unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same, or pursuant to which the same is outstanding, such indebtedness or such renewal, extension or refunding thereof is not superior in right of payment to the Subordinated Debt Securities.

               DESCRIPTION OF JUNIOR SUBORDINATED DEBT SECURITIES

    The following description of the terms of the Junior Subordinated Debt Securities summarizes certain general terms and provisions of the Junior Subordinated Debt Securities to which any Prospectus Supplement may relate. The particular terms of the Junior Subordinated Debt Securities offered by any Prospectus Supplement and the extent, if any, to which such general provisions may apply to any series of Junior Subordinated Debt Securities will be described in the Prospectus Supplement relating thereto.

    Junior Subordinated Debt Securities may be issued from time to time in one or more series under an Indenture (the "Junior Subordinated Indenture") between the Company and The Bank of New York or such other trustee as may be named in a Prospectus Supplement (the "Junior Subordinated Indenture Trustee"). The form of Junior Subordinated Indenture has been filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The following description summarizes the material terms of the Junior Subordinated Indenture and is qualified in its entirety by reference to the Junior Subordinated Indenture and the Trust Indenture Act. Whenever particular provisions or defined terms in the Junior Subordinated Indenture are referred to herein, such provisions or defined terms are incorporated by reference herein.

GENERAL

    The Junior Subordinated Debt Securities will be unsecured, junior subordinated obligations of the Company. The Junior Subordinated Indenture does not limit the amount of additional indebtedness the Company or any of its subsidiaries may incur. Since the Company is a holding company, the Company's rights and the rights of its creditors, including the holders of Junior Subordinated Debt Securities, to participate in the assets of any subsidiary upon the latter's liquidation or recapitalization will be subject to the prior claims of the subsidiary's creditors, except to the extent that the Company may itself be a creditor with recognized claims against the subsidiary.

    The Junior Subordinated Indenture does not limit the aggregate principal amount of indebtedness which may be issued thereunder and provides that Junior Subordinated Debt Securities may be issued thereunder from time to time in one or more series. The Junior Subordinated Debt Securities are issuable in one or more series pursuant to a board resolution or an indenture supplemental to the Junior Subordinated Indenture.

    In the event Junior Subordinated Debt Securities are issued to a Heftel Trust or a Trustee of such Heftel Trust in connection with the issuance of Preferred Securities by such Heftel Trust, such Junior Subordinated Debt Securities subsequently may be distributed pro rata to the holders of such Preferred Securities in connection with the dissolution of such Heftel Trust upon the occurrence of certain events described in the applicable Prospectus Supplement. Only one series of Junior Subordinated Debt Securities will be issued to a Heftel Trust or a Trustee of such Heftel Trust in connection with the issuance of Preferred Securities by such Heftel Trust.

    Reference is made to the Prospectus Supplement for the following terms of the series of Junior Subordinated Debt Securities being offered hereby (to the extent such terms are applicable to the Junior Subordinated Debt Securities):
(i) the specific designation of such Junior Subordinated Debt Securities, aggregate principal amount and purchase price; (ii) any limit on the aggregate principal amount of such Junior Subordinated Debt Securities; (iii) the date or dates on which the principal of such Junior Subordinated Debt Securities is payable and the right, if any, to extend such date or dates; (iv) the rate or rates at which such Junior Subordinated Debt Securities will bear interest or the method of calculating such rate or rates, if any; (v) the date or dates from which such interest shall accrue, the interest payment dates on which such interest will be payable or the manner of determination of such interest payment dates and the record dates for the determination of holders to whom interest is payable on any such interest payment dates; (vi) the right, if any, to extend the interest payment periods and the duration of such extension; (vii) the period or periods within which, the price or prices at which, and the terms and conditions upon which, such Junior Subordinated Debt Securities may be redeemed, in whole or in part, at the option of the Company; (viii) the obligation, if any, of the Company to redeem or purchase such Junior Subordinated Debt Securities pursuant to any sinking fund or analogous provisions or at the option of the holder thereof and the period or periods within which, the price or prices at which, and the terms and conditions upon which, such Junior Subordinated Debt Securities shall be redeemed or purchased, in whole or part, pursuant to such obligation; (ix) any applicable federal income tax consequences, including whether and under what circumstances the Company will pay additional amounts on the Junior Subordinated Debt Securities held by a person who is not a U.S. person in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Company will have the option to redeem such Junior Subordinated Debt Securities rather than pay such additional amounts; (x) the form of such Junior Subordinated Debt Securities; (xi) if other than denominations of $25 or any integral multiple thereof, the denominations in which such Junior Subordinated Debt Securities shall be issuable; (xii) any and all other terms with respect to such series, including any modification of or additions to the events of default or covenants provided for with respect to the Junior Subordinated Debt Securities, and any terms which may be required by or advisable under applicable laws or regulations not inconsistent with the Junior Subordinated Indenture; (xiii) the terms and conditions upon which the Junior Subordinated Debt Securities may be convertible into or exchanged for Class A Common Stock, Preferred Stock, Preferred Securities, or indebtedness or other securities of any kind of the Company; and
(xiv) whether such Junior Subordinated Debt Securities are issuable as a global security, and in such case, the identity of the depositary.

    Unless otherwise indicated in the applicable Prospectus Supplement, the Junior Subordinated Debentures will be issued in United States dollars in fully registered form without coupons in denominations of $25 or integral multiples thereof. No service charge will be made for any transfer or exchange of any Junior Subordinated Debt Securities, but the Company may, except in certain specified cases not involving any transfer, require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. Unless otherwise set forth in the Prospectus Supplement, interest on outstanding Junior Subordinated Debt Securities will be paid to holders of record on the date which is 15 days immediately prior to the date such interest is to be paid.

    Junior Subordinated Debt Securities may bear interest at a fixed rate or a floating rate. Junior Subordinated Debt Securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special federal income tax considerations applicable to any such discounted Junior Subordinated Debt Securities or to certain Junior Subordinated Debt Securities issued at par which are treated as having been issued at a discount for federal income tax purposes will be described in the applicable Prospectus Supplement.

GLOBAL SECURITIES

    If any Junior Subordinated Debt Securities of a series are represented by one or more Global Securities, the applicable Prospectus Supplement will describe the circumstances, if any, under which beneficial owners of interests in any such Global Security may exchange such interests for Junior Subordinated Debt Securities of such series and of like tenor and principal amount in any authorized form and denomination. Principal of, and any premium and interest on, a Global Security will be payable in the manner described in the applicable Prospectus Supplement.

    The specific terms of the depositary arrangement with respect to any portion of a series of Junior Subordinated Debt Securities to be represented by a Global Security will be described in the applicable Prospectus Supplement.

CONSOLIDATION, MERGER, CONVEYANCE OR TRANSFER

    The Junior Subordinated Indenture provides that the Company may not consolidate with or merge into any other corporation or convey or transfer its properties and assets substantially as an entirety to any person, unless (i) the successor corporation shall be a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia, and shall expressly assume by a supplemental indenture the due and punctual payment of the principal of, any premium on, and any interest on, all the outstanding Junior Subordinated Debt Securities and the performance of every covenant in the Junior Subordinated Indenture on the part of the Company to be performed or observed; (ii) immediately after giving effect to such transaction, no Event of Default, and no event which, after notice or lapse of time or both, would become an Event of Default, shall have happened and be continuing; and (iii) the Company shall have delivered to the applicable Junior Subordinated Indenture Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, conveyance or transfer and such supplemental indenture comply with the foregoing provisions relating to such transaction. In case of any such consolidation, merger, conveyance or transfer, such successor corporation will succeed to and be substituted for the Company as obligor on the Junior Subordinated Debt Securities, with the same effect as if it had been named in the Junior Subordinated Indenture as the Company. The Junior Subordinated Indentures and the Junior Subordinated Debt Securities do not contain any covenants or other provisions designed to protect holders of Junior Subordinated Debt Securities in the event of a highly leveraged transaction involving the Company or any Subsidiary.

EVENTS OF DEFAULT; WAIVER AND NOTICE THEREOF; JUNIOR SUBORDINATED DEBT
  SECURITIES IN FOREIGN CURRENCIES

    As to any series of Junior Subordinated Debt Securities, an Event of Default is defined in each Junior Subordinated Indenture as (i) default for 90 days in payment of any interest on the Junior Subordinated Debt Securities of such series (subject to the deferral of any due date in the case of an Extension Period); (ii) default in payment of principal of or any premium on the Junior Subordinated Debt Securities of such series at maturity; (iii) default in payment of any sinking or purchase fund or analogous obligation, if any, on the Junior Subordinated Debt Securities of such series; (iv) default by the Company in the performance, or breach, of any other covenant or warranty contained in the Junior Subordinated Indenture for the benefit of such series which shall not have been remedied for a period of 90 days after notice is given as specified in the Junior Subordinated Indenture; and (v) certain events of bankruptcy, insolvency and reorganization of the Company.

    A default under other indebtedness of the Company will not be a default under the Junior Subordinated Indentures and a default under one series of Debt Securities or Junior Subordinated Debt Securities will not necessarily be a default under another series.

    The Junior Subordinated Indenture provides that (i) if an Event of Default described in clause (i), (ii), (iii) or (iv) above (if the Event of Default under clause (iv) above is with respect to less than all series of Junior Subordinated Debt Securities outstanding) shall have occurred and be continuing with respect to any series, either the Junior Subordinated Indenture Trustee or the holders of not less than 25% in aggregate principal amount of the Junior Subordinated Debt Securities of such series then outstanding (each such series acting as a separate class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all outstanding Junior Subordinated Debt Securities of such series and the interest accrued thereon, if any, to be due and payable immediately, and
(ii) if an Event of Default described in clause (iv) or (v) above (if the Event of Default under clause (iv) above is with respect to all series of Junior Subordinated Debt Securities then outstanding) shall have occurred and be continuing, either the Junior Subordinated Indenture Trustee or the holders of at least 25% in aggregate principal amount of all Junior Subordinated Debt Securities then outstanding (treated as one class) may declare the principal (or, in the case of Original Issue Discount Securities, the portion thereof specified in the terms thereof) of all Junior Subordinated Debt Securities then outstanding and the interest accrued thereon, if any, to be due and payable immediately, but upon certain conditions such declarations may be annulled and past defaults (except for defaults in the payment of principal of, any premium on, or any interest on, such Junior Subordinated Debt Securities and in compliance with certain covenants) may be waived by the holders of a majority in aggregate principal amount of the Junior Subordinated Debt Securities of such series then outstanding (subject to, in the case of any series of Junior Subordinated Debt Securities held as trust assets of a Heftel Trust and with respect to which a Security Exchange has not theretofore occurred, such consent of the holders of the Preferred Securities and the Common Securities of such Heftel Trust as may be required under the Declaration of Trust of such Heftel Trust).

    "Security Exchange" when used with respect to the Securities of any series which are held as trust assets of a Heftel Trust pursuant to the Declaration of Trust of such Heftel Trust means the distribution of the Securities of such series by such Heftel Trust in exchange for the Preferred Securities and the Common Securities of such Heftel Trust in dissolution of such Heftel Trust pursuant to the Declaration of Trust of such Heftel Trust.

    Under the Junior Subordinated Indenture the Junior Subordinated Indenture Trustee must give to the holders of each series of Junior Subordinated Debt Securities notice of all uncured defaults known to it with respect to such series within 90 days after such a default occurs (the term "default" to include the events specified above without notice or grace periods, except that in the case of any default of the type described in clause (d) above, no such notice shall be given until at least 90 days after the occurrence thereof); provided that, except in the case of default in the payment of principal of, any premium on, or any interest on, any of the Junior Subordinated Debt Securities, or default in the payment of any sinking or purchase fund installment or analogous obligations, the applicable Junior Subordinated Indenture Trustee shall be protected in withholding such notice if it in good faith determines that the withholding of such notice is in the interests of the holders of the Junior Subordinated Debt Securities of such series.

    No holder of any Junior Subordinated Debt Securities of any series may institute any action under the Junior Subordinated Indenture unless (i) such holder shall have given the Junior Subordinated Indenture Trustee thereunder written notice of a continuing Event of Default with respect to such series,
(ii) the holders of not less than 25% in aggregate principal amount of the Junior Subordinated Debt Securities of such series then outstanding shall have requested the Junior Subordinated Indenture Trustee thereunder to institute proceedings in respect of such Event of Default, (iii) such holder or holders shall have offered the Junior Subordinated Indenture Trustee thereunder such reasonable indemnity as such Junior Subordinated Indenture Trustee may require,
(iv) the Junior Subordinated Indenture Trustee thereunder shall have failed to institute an action for 60 days thereafter and (v) no inconsistent direction shall have been given to the Junior Subordinated Indenture Trustee thereunder during such 60-day period by the holders of a majority in aggregate principal amount of Junior Subordinated Debt Securities of such series then outstanding (subject to, in the case of any series of Junior Subordinated Debt Securities held as trust assets of a Heftel Trust and with respect to which a Security Exchange has not theretofore occurred, such consent of the holders of the Preferred Securities and the Common Securities of such Heftel Trust as may be required under the Declaration of Trust of such Heftel Trust).

    The holders of a majority in aggregate principal amount of the Junior Subordinated Debt Securities of any series affected and then outstanding (subject to, in the case of any series of Junior Subordinated Debt Securities held as trust assets of a Heftel Trust and with respect to which a Security Exchange has not theretofore occurred, such consent of the holders of the Preferred Securities and the Common Securities of such Heftel Trust as may be required under the Declaration of Trust of such Heftel Trust) will have the right, subject to certain limitations, to direct the time, method and place of conducting any proceeding for any remedy available to the applicable Junior Subordinated Indenture Trustee or exercising any trust or power conferred on such Junior Subordinated Indenture Trustee with respect to such series of Junior Subordinated Debt Securities. The Junior Subordinated Indenture provides that, in case an Event of

Default shall occur and be continuing, the Junior Subordinated Indenture Trustee thereunder, in exercising its rights and powers under such Junior Subordinated Indenture, will be required to use the degree of care of a prudent person in the conduct of such person's own affairs. Each Junior Subordinated Indenture further provides that the Junior Subordinated Indenture Trustee thereunder shall not be required to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under such Junior Subordinated Indenture unless it has reasonable grounds for believing that repayment of such funds or adequate indemnity against such risk or liability is reasonably assured to it.

    The Company must furnish to the Junior Subordinated Indenture Trustee within 120 days after the end of each fiscal year a statement signed by one of certain officers of the Company to the effect that a review of the activities of the Company during such year and of its performance under the Junior Subordinated Indenture and the terms of the Junior Subordinated Debt Securities has been made, and, to the best of the knowledge of the signatories based on such review, the Company has complied with all conditions and covenants of such Junior Subordinated Indenture through such year or, if the Company is in default, specifying such default.

    If any Junior Subordinated Debt Securities are denominated in a coin or currency other than that of the United States, then for the purposes of determining whether the holders of the requisite principal amount of Junior Subordinated Debt Securities have taken any action as herein described, the principal amount of such Junior Subordinated Debt Securities shall be deemed to be that amount of United States dollars that could be obtained for such principal amount on the basis of the spot rate of exchange into United States dollars for the currency in which such Junior Subordinated Debt Securities are denominated (as evidenced to the applicable Junior Subordinated Indenture by an Officers' Certificate) as of the date the taking of such action by the holders of such requisite principal amount is evidenced to the applicable Junior Subordinated Indenture as provided in the respective Junior Subordinated Indenture.

    If any Junior Subordinated Debt Securities are Original Issue Discount Securities, then for the purposes of determining whether the holders of the requisite principal amount of Junior Subordinated Debt Securities have taken any action herein described, the principal amount of such Junior Subordinated Debt Securities shall be deemed to be the portion of such principal amount that would be due and payable at the time of the taking of such action upon a declaration of acceleration of maturity thereof.

MODIFICATION OF THE JUNIOR SUBORDINATED INDENTURE

    The Junior Subordinated Indenture provides that the Company and the Junior Subordinated Indenture Trustee may, without the consent of any holders of Junior Subordinated Debt Securities, enter into supplemental indentures for the purposes, among other things, of adding to the Company's covenants, adding additional Junior Subordinated Indenture Events of Default, establishing the form or terms of any series of Junior Subordinated Debt Securities or curing ambiguities or inconsistencies in the Junior Subordinated Indenture or making other provisions.

    With certain exceptions, the Junior Subordinated Indenture or the rights of the holders of the Junior Subordinated Debt Securities may be modified by the Company and the Junior Subordinated Indenture Trustee with the consent of the holders of a majority in aggregate principal amount of the Junior Subordinated Debt Securities of each series affected by such modification then outstanding (subject to, in the case of any series of Junior Subordinated Debt Securities held as trust assets of a Heftel Trust and with respect to which a Security Exchange has not theretofore occurred, such consent of the holders of the Preferred Securities and the Common Securities of such Heftel Trust as may be required under the Declaration of Trust of such Heftel Trust), but no such modification may be made without the consent of the holder of each outstanding Junior Subordinated Debt Security affected thereby (subject to, in the case of any series of Junior Subordinated Debt Securities held as trust assets of a Heftel Trust and with respect to which a Security Exchange has not theretofore occurred, such consent of the holders of the Preferred Securities and the Common Securities of such Heftel Trust as may be required under the Declaration of

Trust of such Heftel Trust) which would (i) change the maturity of any payment of principal of, or any premium on, or any installment of interest on any Junior Subordinated Debt Security, or reduce the principal amount thereof or the interest or any premium thereon, or change the method of computing the amount of principal thereof or interest thereon on any date or change any place of payment where, or the coin or currency in which, any Junior Subordinated Debt Security or any premium or interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the maturity thereof (or, in the case of redemption or repayment, on or after the redemption date or the repayment date, as the case may be), (ii) reduce the percentage in principal amount of the outstanding Junior Subordinated Debt Securities of any series, the consent of whose holders is required for any such modification, or the consent of whose holders is required for any waiver of compliance with certain provisions of the Junior Subordinated Indenture or certain defaults thereunder and their consequences provided for in such Indenture, or (iii) modify any of the provisions of certain Sections of the Junior Subordinated Indenture, including the provisions summarized in this paragraph, except to increase any such percentage or to provide that certain other provisions of the Junior Subordinated Indenture cannot be modified or waived without the consent of the holder of each outstanding Junior Subordinated Debt Security affected thereby.

SATISFACTION AND DISCHARGE OF THE JUNIOR SUBORDINATED INDENTURE; DEFEASANCE

    The Junior Subordinated Indenture shall generally cease to be of any further effect with respect to a series of Junior Subordinated Debt Securities if (i) the Company has delivered to the Junior Subordinated Indenture Trustee for cancellation all Junior Subordinated Debt Securities of such series (with certain limited exceptions) or (ii) all Junior Subordinated Debt Securities of such series not theretofore delivered to the Junior Subordinated Indenture Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year, and the Company shall have deposited with the Junior Subordinated Indenture Trustee as trust funds the entire amount sufficient (in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Junior Subordinated Indenture Trustee) without consideration of any reinvestment and after payment of all taxes or other charges and assessments in respect thereof payable by the Junior Subordinated Indenture Trustee to pay at maturity or upon redemption all such Junior Subordinated Debt Securities, no default with respect to the Junior Subordinated Debt Securities has occurred and is continuing on the date of such deposit, such deposit does not result in a breach or violation of, or constitute a default under, the Junior Subordinated Indenture or any other agreement or instrument to which the Company is a party and the Company delivered an officers' certificate and an opinion of counsel each stating that such conditions have been complied with (and if, in either case, the Company shall also pay or cause to be paid all other sums payable under the Junior Subordinated Indenture by the Company).

    In addition, the Company shall have a "legal defeasance option" (pursuant to which it may terminate, with respect to the Junior Subordinated Debt Securities of a particular series, all of its obligations under such Junior Subordinated Debt Securities and the Junior Subordinated Indenture with respect to such Junior Subordinated Debt Securities) and a "covenant defeasance option" (pursuant to which it may terminate, with respect to the Junior Subordinated Debt Securities of a particular series, its obligations with respect to such Junior Subordinated Debt Securities under certain specified covenants contained in the Junior Subordinated Indenture). If the Company exercises its legal defeasance option with respect to a series of Junior Subordinated Debt Securities, payment of such Junior Subordinated Debt Securities may not be accelerated because of an Event of Default. If the Company exercises its covenant defeasance option with respect to a series of Junior Subordinated Debt Securities, payment of such Junior Subordinated Debt Securities may not be accelerated because of an Event of Default related to the specified covenants.

    The Company may exercise its legal defeasance option or its covenant defeasance option with respect to the Junior Subordinated Debt Securities of a series only if (i) the Company irrevocably deposits in trust with the Junior Subordinated Indenture Trustee cash or U.S. Government Obligations (as defined in the Junior Subordinated Indenture) for the payment of principal, premium, if any, and interest with respect to such Junior Subordinated Debt Securities to maturity or redemption, as the case may be, (ii) the Company delivers to the Junior Subordinated Indenture Trustee a certificate from a nationally recognized firm of independent public accountants expressing their opinion that the payments of principal and interest when due and without reinvestment on the deposited U.S. Government Obligations plus any deposited money without investment will provide cash at such times and in such amounts as will be sufficient to pay the principal, premium, if any, and interest when due with respect to all the Junior Subordinated Debt Securities of such series to maturity or redemption, as the case may be, (iii) 91 days pass after the deposit is made and during the 91-day period no default described in clause (v) under A--Events of Default, Waiver and Notice Thereof; Junior Subordinated Debt Securities in Foreign Currencies" above with respect to the Company occurs that is continuing at the end of such period, (iv) no Default has occurred and is continuing on the date of such deposit and after giving effect thereto, (v) the deposit does not constitute a default under any other agreement binding on the Company, (vi) the Company delivers to the Junior Subordinated Indenture Trustee an opinion of counsel to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940, (vii) the Company shall have delivered to the Junior Subordinated Indenture Trustee an opinion of counsel to the effect that holders of the Junior Subordinated Debt Securities will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit and defeasance and will be subject to U.S. federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such opinion of counsel must be based on a ruling of the Internal Revenue Service or other change in applicable U.S. federal income tax law after the date of the applicable Indenture), and (viii) the Company delivers to the Junior Subordinated Indenture Trustee an officers' certificate and an opinion of counsel, each stating that all conditions precedent to the defeasance and discharge of the Junior Subordinated Debt Securities of such series as contemplated by the Junior Subordinated Indenture have been complied with.

    The Junior Subordinated Indenture Trustee shall hold in trust cash or U.S. Government Obligations deposited with it as described above and shall apply the deposited cash and the proceeds from deposited U.S. Government Obligations to the payment of principal, premium, if any, and interest with respect to the Junior Subordinated Debt Securities of the defeased series.

CONCERNING THE JUNIOR SUBORDINATED INDENTURE TRUSTEE

    The Junior Subordinated Indenture Trustee for the Junior Subordinated Debt Securities will be identified in the relevant Prospectus Supplement. In certain instances, the Company or the holders of a majority of the then outstanding principal amount of the Junior Subordinated Debt Securities issued under an Junior Subordinated Indenture may remove the Junior Subordinated Indenture Trustee and appoint a successor Junior Subordinated Indenture Trustee. The Junior Subordinated Indenture Trustee may become the owner or pledgee of any of the Junior Subordinated Debt Securities with the same rights, subject to certain conflict of interest restrictions, it would have if it were not the Junior Subordinated Indenture Trustee. The Junior Subordinated Indenture Trustee and any successor trustee must be a corporation organized and doing business as a commercial bank or trust company under the laws of the United States or of any state thereof, authorized under such laws to exercise corporate trust powers, having a combined capital and surplus of at least $50,000,000 and subject to examination by federal or state authority. From time to time and subject to applicable law relating to conflicts of interest, the Junior Subordinated Indenture Trustee may also serve as trustee under other indentures relating to Debt Securities or Junior Subordinated Debt Securities issued by the Company or affiliated companies and may engage in commercial transactions with the Company and affiliated companies. Initially, the Junior Subordinated Indenture Trustee is The Bank of New York.

CERTAIN COVENANTS OF THE COMPANY APPLICABLE TO THE JUNIOR SUBORDINATED DEBT
  SECURITIES

    If Junior Subordinated Debt Securities are issued to a Heftel Trust in connection with the issuance of Preferred Securities by such Heftel Trust, the Company covenants in the Junior Subordinated Indenture that, so long as the Preferred Securities of such Heftel Trust remain outstanding, the Company will not declare or pay any dividends on, or redeem, purchase, acquire or make a distribution or liquidation payment with respect to, any Class A Common Stock or Preferred Stock or make any guarantee payments with respect thereto if at such time (i) the Company shall be in default with respect to its Guarantee Payments (as defined herein) or other payment obligations under the related Guarantee,
(ii) there shall have occurred any Junior Subordinated Indenture Event of Default with respect to such Junior Subordinated Debt Securities, or (iii) in the event that Junior Subordinated Debt Securities are issued to the applicable Heftel Trust in connection with the issuance of Preferred Securities by such Heftel Trust, the Company shall have given notice of its election to defer payments of interest on such Junior Subordinated Debt Securities by extending the interest payment period as provided in the terms of the Junior Subordinated Debt Securities and such period, or any extension thereof, is continuing; provided, however, that the foregoing restrictions shall not apply to (a) dividends, redemptions, purchases, acquisitions, distributions or payments made by the Company by way of issuance of shares of its capital stock, (b) any declaration of a dividend under a shareholder rights plan or in connection with the implementation of a shareholder rights plan, the issuance of capital stock of the Company under a shareholder rights plan or the redemption or repurchase of any such right distributed pursuant to a shareholder rights plan, (c) payments of accrued dividends by the Company upon the redemption, exchange or conversion of any Preferred Stock as may be outstanding from time to time in accordance with the terms of such Preferred Stock, (d) cash payments made by the Company in lieu of delivering fractional shares upon the redemption, exchange or conversion of any Preferred Stock as may be outstanding from time to time in accordance with the terms of such Preferred Stock, (e) payments under the Guarantees, or (f) purchases of Class A Common Stock related to the issuance of Class A Common Stock or rights under any of the Company's benefit plans for its directors, officers or employees, or related to the issuance of Class A Common Stock or rights under a dividend reinvestment and stock purchase plan. In addition, if Junior Subordinated Debt Securities are issued to a Heftel Trust in connection with the issuance of Preferred Securities by such Heftel Trust, for so long as the Preferred Securities of such Heftel Trust remain outstanding, the Company has agreed (1) to remain the sole direct or indirect owner of all the outstanding Common Securities issued by such Heftel Trust and not to cause or permit such Common Securities to be transferred except to the extent permitted by the Declaration of such Heftel Trust; provided that any permitted successor of the Company under the Junior Subordinated Indenture may succeed to the Company's ownership of such Common Securities, (2) to comply fully with all its obligations and agreements under such Declaration and (3) not to take any action which would cause such Heftel Trust to cease to be treated as a grantor trust for federal income tax purposes, except in connection with a distribution of Junior Subordinated Debt Securities.

SUBORDINATION

    The Junior Subordinated Debt Securities will be subordinated and junior in right of payment to certain other indebtedness of the Company to the extent set forth in the applicable Prospectus Supplement.

    The payment of the principal of, premium, if any, and interest on the Junior Subordinated Debt Securities will be subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company and pari passu with the Company's trade creditors. No payment on account of principal of, premium, if any, or interest on the Junior Subordinated Debt Securities and no acquisition of, or payment on account of any sinking fund for, the Junior Subordinated Debt Securities may be made unless full payment of amounts then due for principal, premium, if any, and interest then due on all Senior Indebtedness by reason of the maturity thereof (by lapse of time, acceleration or otherwise) has been made or duly provided for in cash or in a manner satisfactory to the holders of such Senior Indebtedness. In addition, the Junior Subordinated Indenture provides that if a default has occurred giving the holders of such Senior Indebtedness the right to accelerate the maturity thereof, or an event has occurred which, with the giving of notice, or lapse of time, or both, would constitute such an event of default, then unless and until such event shall have been cured or waived or shall have ceased to exist, no payment on account of principal, premium, if any, or interest on the Junior Subordinated Debt Securities and no acquisition of, or payment on account of a sinking fund for, the Junior Subordinated Debt Securities may be made. The Company shall give prompt written notice to the Junior Subordinated Indenture Trustee of any default under any Senior Indebtedness or under any agreement pursuant to which Senior Indebtedness may have been issued. The Junior Subordinated Indenture provisions described in this paragraph, however, do not prevent the Company from making a sinking fund payment with Junior Subordinated Debt Securities acquired prior to the maturity of Senior Indebtedness or, in the case of default, prior to such default and notice thereof. Upon any distribution of its assets in connection with any dissolution, liquidation or reorganization of the Company, all Senior Indebtedness must be paid in full before the holders of the Junior Subordinated Debt Securities are entitled to any payments whatsoever. As a result of these subordination provisions, in the event of the Company's insolvency, holders of the Junior Subordinated Debt Securities may recover ratably less than senior creditors of the Company.

    For purposes of the description of the Junior Subordinated Debt Securities, the term "Senior Indebtedness" means the principal of and premium, if any, and interest on the following, whether outstanding on the date of execution of the Junior Subordinated Indenture or thereafter incurred or created, (i) indebtedness of the Company for money borrowed by the Company (including purchase money obligations with an original maturity in excess of one year) or evidenced by securities (other than the Junior Subordinated Debt Securities), notes, bankers' acceptances or other corporate debt securities or similar instruments issued by the Company; (ii) obligations with respect to letters of credit; (iii) indebtedness of the Company constituting a guarantee of indebtedness of others of the type referred to in the preceding clauses (i) and
(ii); or (iv) renewals, extensions or refundings of any of the indebtedness referred to in the preceding clauses (i), (ii) and (iii) unless, in the case of any particular indebtedness, renewal, extension or refunding, under the express provisions of the instrument creating or evidencing the same, or pursuant to which the same is outstanding, such indebtedness or such renewal, extension or refunding thereof is not superior in right of payment to the Junior Subordinated Debt Securities. See "Holding Company Structure and Secured Claims."

                         DESCRIPTION OF PREFERRED STOCK

    Upon obtaining the consent of the holders of Class B Common Stock as described in "Description of Common Stock--Class B Common Stock," the Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock, in one or more series, and to fix the rights, preferences, privileges, and qualifications thereof without any further vote or action by the stockholders. The issuance of Preferred Stock could decrease the amount of earnings and assets available for distribution to holders of Class A and Class B Common Stock, and adversely affect the rights and powers, including voting rights, of such holders and may have the effect of delaying, deferring or preventing a change in control of the Company. There are currently no shares of Preferred Stock issued or outstanding. The particular terms of any series of Preferred Stock will be described in the applicable Prospectus Supplement.

                          DESCRIPTION OF COMMON STOCK

    The Board of Directors has the authority to issue up to 50,000,000 shares of Class A Common Stock, $.001 par value per share, and 50,000,000 shares of Class B Common Stock, $.001 par value per share. As of December 9, 1997, 29,978,748 shares of Class A Common Stock and 14,156,470 shares of Class B Common Stock were outstanding.

    The rights of holders of shares of Class A and Class B Common Stock are identical except for voting rights and certain rights of the Class B Common Stock relating to its conversion to Class A Common Stock. Holders of Class A and Class B Common Stock are entitled to ratably receive dividends, if any, as may be declared from time to time by the Board of Directors from funds legally available therefor, subject to the payment of any preferential dividends declared with respect to any Preferred Stock that from time to time may be outstanding. Upon liquidation, dissolution or winding up of the Company, holders of Class A Common Stock are entitled to share ratably in any assets available for distribution to stockholders after payment of all obligations of the Company, subject to the rights to receive preferential distributions of the holders of any shares of Preferred Stock then outstanding.

    Holders of Class A and Class B Common Stock do not have cumulative voting rights or preemptive or other rights to acquire or subscribe to additional, unissued or treasury shares. The shares of Class A and Class B Common Stock currently outstanding are, and the shares of Class A Common Stock offered hereby will be, upon issuance thereof, validly issued, fully paid and nonassessable.

CLASS A COMMON STOCK

    Holders of shares of Class A Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders.

CLASS B COMMON STOCK

    Holders of the Class B Common Stock will, in certain circumstances, have certain voting rights, with each share of Class B Common Stock being entitled to one vote. Specifically, so long as Clear Channel Communications, Inc. ("Clear Channel") and its affiliates own at least 20% of the Common Stock then outstanding, the Company will not be able to, and will not be able to permit any subsidiary to, without the vote or consent by the holders of a majority of the Class B Common Stock voting as a single class, take any of the following actions: (i) effect the sale, lease or other transfer of all or substantially all of the assets of the Company, or any merger or consolidation involving the Company where the stockholders of the Company immediately prior to such transaction would not own at least 50% of the capital stock of the surviving entity, or any reclassification, recapitalization, dissolution, liquidation or winding up of the Company; (ii) authorize, issue or obligate itself to issue any shares of Preferred Stock; (iii) make or permit any amendment to the Company's certificate of incorporation that adversely affects the rights of the holders of Class B Common Stock; (iv) declare or pay any non-cash dividends on or make any other non-cash distribution on the Company's Common Stock; or (v) make or permit any amendment or modification to the Company's certificate of incorporation concerning the Company's capital stock.

    The Company's Certificate of Incorporation provides that only Clear Channel and its affiliates may own shares of Class B Common Stock. The outstanding Class B Common Stock will convert into Class A Common Stock automatically upon sale, gift or other transfer to a person or entity other than Clear Channel or an affiliate of Clear Channel. Each share of the Class B Common Stock will also be convertible into Class A Common Stock at the option of its holder subject to necessary FCC consents. In addition, Clear Channel may convert shares of Class A Common Stock held by it into shares of Class B Common Stock at its option.

    As of December 9, 1997, Clear Channel owned approximately 32% of the outstanding shares of Class A and Class B Common Stock of the Company and all 14,156,470 shares of Class B Common Stock.

    Upon consummation of the Company's merger with Tichenor Media System, Inc., on February 14, 1997 (the "Tichenor Merger"), the FCC's cross-interest policy prohibited Clear Channel from owning more than 33.3% of the total outstanding Common Stock of the Company. The FCC's cross interest policy bars a party which holds an attributable interest in one or more radio stations in a market from having a "meaningful relationship" with another radio station in that market. A "meaningful relationship" is construed by the FCC to include a non-voting equity position in excess of 33.3% of the total outstanding Common Stock.

REGISTRATION RIGHTS AGREEMENTS; STOCKHOLDERS AGREEMENT; VOTING AGREEMENT

    In connection with the Company's merger with Tichenor Media System, Inc. on February 14, 1997 (the "Tichenor Merger"), the Company entered into a Registration Rights Agreement, dated February 14, 1997, by and among the Company and the various stockholders named therein (the "Registration Rights Agreement"), pursuant to which the Company granted certain demand and "piggyback" registration rights to certain former Tichenor stockholders who own, as of December 9, 1997, an aggregate of 8,608,338 shares of Class A Common Stock (collectively, the "Major Tichenor Stockholders"). The Company also entered into a Registration Rights Agreement, dated February 14, 1997, between the Company and Clear Channel (the "Clear Channel Registration Rights Agreement"), pursuant to which the Company granted certain demand and piggyback registration rights to Clear Channel with respect to any shares of Class A Common Stock that may be held from time to time by Clear Channel following the Tichenor Merger. Upon consummation of the Tichenor Merger, Clear Channel and the Major Tichenor Stockholders also entered into a Stockholders Agreement with the Company whereby such stockholders agreed to certain restrictions on the transfer of their shares of Class A Common Stock of the Company and granted certain rights of first refusal and "tag-along" rights with respect to certain sales of such shares. In addition, on July 1, 1996, the McHenry T. Tichenor, Jr., the Chairman, President and Chief Executive Officer of the Company, McHenry T. Tichenor, Sr., David T. Tichenor, Warren W. Tichenor, William E. Tichenor, and Jean T. Russell (collectively, the "Tichenor Family") entered into a Voting Agreement with one another pursuant to which the shares of Class A Common Stock held by them shall be voted in accordance with the instructions of the holders of a majority of such shares. As of December 9, 1997, the Tichenor Family or their successors own approximately 26.9% of the shares of Class A Common Stock and approximately 18.2% of the combined Class A and Class B Common Stock then outstanding.

CERTAIN ANTI-TAKEOVER EFFECTS OF CHARTER AND DELAWARE LAW

    Certain provisions of the Company's Certificate of Incorporation and the Delaware General Corporation Law ("DGCL") may have the effect of impeding the acquisition of control of the Company by means of a tender offer, proxy fight, open market purchases or otherwise.

    As provided in the Company's Certificate of Incorporation, holders of Class B Common Stock will have the right to vote separately as a class on certain matters, including a merger of the Company or sale of all or substantially all of its assets. In addition, shares of Class B Common Stock are convertible into shares of Class A Common Stock at the holder's option, subject to the receipt of applicable regulatory approvals.

    Section 203 of the DGCL restricts a wide range of transactions ("business combinations") between a corporation and an interested stockholder. An "interested stockholder" is, generally, any person who beneficially owns, directly or indirectly, 15% or more of the corporation's outstanding voting stock. Business combinations are broadly defined to include (i) mergers or consolidations with, (ii) sales or other dispositions of more than 10% of the corporation's assets to, (iii) certain transactions which would result in increasing the proportionate share of stock of the corporation or any subsidiary owned by, or (iv) receipt of the benefit (other than proportionately as a stockholder) or any loans, advances or other financial benefits by, an interested stockholder. Section 203 provides that an interested stockholder may not engage in a business combination with a corporation for a period of three years from the time of becoming an interested stockholder unless (i) the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder prior to the time such person became an interested stockholder; (ii) upon consummation of the transaction which resulted in the person becoming an interested stockholder, that person owned at least 85% of the corporation's voting stock (excluding shares owned by persons who are officers and also directors and shares owned by certain employee stock plans); or (iii) the business combination is approved by the board of directors and authorized by the affirmative vote of at least 66 2/3% of the outstanding voting stock not owned by the interested stockholder.

FOREIGN OWNERSHIP

    The Company's Certificate of Incorporation restricts the ownership and voting of the Company's capital stock, including its Class A Common Stock, in accordance with the Communications Act and the rules of the FCC to prohibit ownership of more than 25% of the Company's outstanding capital stock (or control of more than 25% of the voting power it represents) by or for the account of aliens, foreign governments, or non-U.S. corporations or corporations otherwise subject to control by such persons or entities. The Restated Certificate of Incorporation also prohibits any transfer of the Company's capital stock which would cause the Company to violate this prohibition. In addition, the Restated Certificate of Incorporation authorizes the Company's Board of Directors to adopt such provisions as it deems necessary to enforce these prohibitions.

                            DESCRIPTION OF WARRANTS

    The Company may issue Warrants for the purchase of Debt Securities or Junior Subordinated Debt Securities, or shares of Preferred Stock or Class A Common Stock. Warrants may be issued independently or together with any Debt Securities, Junior Subordinated Debt Securities, or shares of Preferred Stock or Class A Common Stock offered by any Prospectus Supplement and may be attached to or separate from such Debt Securities, Junior Subordinated Debt Securities, or shares of Preferred Stock or Class A Common Stock. The Warrants are to be issued under Warrant Agreements to be entered into between the Company and The Bank of New York, as Warrant Agent, or such other bank or trust company as is named in the Prospectus Supplement relating to the particular issue of Warrants (the "Warrant Agent"). The Warrant Agent will act solely as an agent of the Company in connection with the Warrants and will not assume any obligation or relationship of agency or trust for or with any holders of Warrants or beneficial owners of Warrants. The following summaries of certain provisions of the form of Warrant Agreement and Warrants do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all the provisions of the applicable Warrant Agreement and the Warrants.

GENERAL

    If Warrants are offered, the Prospectus Supplement will describe the terms of the Warrants, including the following: (i) the offering price; (ii) the currency, currencies or currency units for which Warrants may be purchased;
(iii) the designation, aggregate principal amount, currency, currencies or currency units and terms of the Debt Securities or Junior Subordinated Debt Securities purchasable upon exercise of the Debt Warrants and the price at which such Debt Securities or Junior Subordinated Debt Securities may be purchased upon such exercise; (iv) the designation, number of shares and terms of the Preferred Stock purchasable upon exercise of the Preferred Stock Warrants and the price at which such shares of Preferred Stock may be purchased upon such exercise; (v) the designation, number of shares and terms of the Class A Common Stock purchasable upon exercise of the Class A Common Stock Warrants and the price at which such shares of Class A Common Stock may be purchased upon such exercise; (vi) if applicable, the designation and terms of the Debt Securities, Junior Subordinated Debt Securities, Preferred Stock or Class A Common Stock with which the Warrants are issued and the number of Warrants issued with each such Debt Security, Junior Subordinated Debt Security or share of Preferred Stock or Class A Common Stock; (vii) if applicable, the date on and after which the Warrants and the related Debt Securities, Junior

Subordinated Debt Securities, Preferred Stock or Class A Common Stock will be separately transferable; (viii) the date on which the right to exercise the Warrants shall commence and the date (the "Expiration Date") on which such right shall expire; (ix) whether the Warrants will be issued in registered or bearer form; (x) a discussion of certain federal income tax, accounting and other special considerations, procedures and limitations relating to the Warrants; and
(xi) any other terms of the Warrants.

    Warrants may be exchanged for new Warrants of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement. Before the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Debt Securities, Junior Subordinated Debt Securities or shares of Preferred Stock or Class A Common Stock purchasable upon such exercise, including the right to receive payments of principal of, any premium on, or any interest on, the Debt Securities or Junior Subordinated Debt Securities purchasable upon such exercise or to enforce the covenants in the Indenture or to receive payments of dividends, if any, on the Preferred Stock or Class A Common Stock purchasable upon such exercise or to exercise any applicable right to vote. If the Company maintains the ability to reduce the exercise price of any Stock Warrant and such right is triggered, the Company will comply with the federal securities laws, including Rule 13e-4 under the Exchange Act, to the extent applicable.

EXERCISE OF WARRANTS

    Each Warrant will entitle the holder to purchase such principal amount of Debt Securities or Junior Subordinated Debt Securities or such number of shares of Preferred Stock or Class A Common Stock at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement relating to the Warrant. Warrants may be exercised at such times as are set forth in the Prospectus Supplement relating to such Warrants. After the close of business on the Expiration Date (or such later date to which such Expiration Date may be extended by the Company), unexercised Warrants will become void.

    Subject to any restrictions and additional requirements that may be set forth in the Prospectus Supplement relating thereto, Warrants may be exercised by delivery to the Warrant Agent of the certificate evidencing such Warrants properly completed and duly executed and of payment as provided in the Prospectus Supplement of the amount required to purchase the Debt Securities, Junior Subordinated Debt Securities or shares of Preferred Stock or Class A Common Stock purchasable upon such exercise. The exercise price will be the price applicable on the date of payment in full, as set forth in the Prospectus Supplement relating to the Warrants. Upon receipt of such payment and the certificate representing the Warrants to be exercised, properly completed and duly executed at the corporate trust office of the Warrant Agent or any other office indicated in the Prospectus Supplement, the Company will, as soon as practicable, issue and deliver the Debt Securities, Junior Subordinated Debt Securities or shares of Preferred Stock or Class A Common Stock purchasable upon such exercise. If fewer than all of the Warrants represented by such certificate are exercised, a new certificate will be issued for the remaining amount of Warrants.

ADDITIONAL PROVISIONS

    The exercise price payable and the number of shares of Common or Preferred Stock purchasable upon the exercise of each Stock Warrant will be subject to adjustment in certain events, including the issuance of a stock dividend to holders of Common or Preferred Stock, respectively, or a combination, subdivision or reclassification of Common or Preferred Stock, respectively. In lieu of adjusting the number of shares of Class A Common or Preferred Stock purchasable upon exercise of each Stock Warrant, the Company may elect to adjust the number of Stock Warrants. No adjustment in the number of shares purchasable upon exercise of the Stock Warrants will be required until cumulative adjustments require an adjustment of at least 1% thereof. The Company may, at its option, reduce the exercise price at any time.

No fractional shares will be issued upon exercise of Stock Warrants, but the Company will pay the cash value of any fractional shares otherwise issuable. Notwithstanding the foregoing, in case of any consolidation, merger, or sale or conveyance of the property of the Company as an entirety or substantially as an entirety, the holder of each outstanding Stock Warrant shall have the right upon the exercise thereof to the kind and amount of shares of stock and other securities and property (including cash) receivable by a holder of the number of shares of Class A Common Stock or Preferred Stock into which such Stock Warrants were exercisable immediately prior thereto.

NO RIGHTS AS STOCKHOLDERS

    Holders of Stock Warrants will not be entitled, by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice as stockholders with respect to any meeting of stockholders for the election of directors of the Company or any other matter, or to exercise any rights whatsoever as stockholders of the Company.

                         DESCRIPTION OF STOCK PURCHASE
                       CONTRACTS AND STOCK PURCHASE UNITS

    The Company may issue Stock Purchase Contracts, which are contracts obligating holders to purchase from the Company, and the Company to sell to the holders, a specified number of shares of Class A Common Stock or Preferred Stock at a future date or dates. The price per share of Class A Common Stock or Preferred Stock may be fixed at the time the Stock Purchase Contracts are issued or may be determined by reference to a specific formula set forth in the Stock Purchase Contracts. Any such formula may include anti-dilution provisions to adjust the number of shares issuable pursuant to Stock Purchase Contracts upon certain events. The Stock Purchase Contracts may be issued separately or as a part of Stock Purchase Units each representing ownership of a Stock Purchase Contract and Debt Securities, Preferred Securities or U.S. Obligations, securing the holders' obligations to purchase the Class A Common Stock or the Preferred Stock under the Purchase Contracts.

    Except as otherwise described in the applicable Prospectus Supplement, in the case of Stock Purchase Units that include Debt Securities or Preferred Securities, in the absence of any such early settlement or the election by a holder to pay the consideration specified in the Stock Purchase Contracts, the Debt Securities or Preferred Securities will automatically be presented to the applicable Heftel Trust for redemption at 100% of face or liquidation value and the Heftel Trust will present Junior Subordinated Debt Securities in an equal principal amount to the Company for redemption at 100% of principal amount. Amounts received in respect of such redemption will automatically be transferred to the Company and applied to satisfy in full the holder's obligation to purchase Class A Common Stock or Preferred Stock under the Stock Purchase Contracts. The Stock Purchase Contracts may require the Company to make periodic payments to the holders of the Stock Purchase Units or vice versa, and such payments may be unsecured or refunded on some basis. The Stock Purchase Contracts may require holders to secure their obligations thereunder in a specified manner.

    Except as otherwise described in the applicable Prospectus Supplement, holders of Stock Purchase Units may be entitled to settle the underlying Stock Purchase Contracts prior to the stated settlement date by surrendering the certificate evidencing the Stock Purchase Units, accompanied by the payment due, in such form and calculated pursuant to such formula as may be prescribed in the Stock Purchase Contracts and described in the applicable Prospectus Supplement. Upon early settlement, the holder would receive the number of shares of Class A Common Stock or Preferred Stock deliverable under such Stock Purchase Contracts, subject to adjustment in certain cases. Holders of Stock Purchase Units may be entitled to exchange their Stock Purchase Units together with appropriate collateral, for separate Stock Purchase Contracts and Preferred Securities, Debt Securities or Junior Subordinated Debt Securities. In the event of either such early settlement or exchange, the Preferred Securities, Debt Securities, Junior Subordinated Debt Securities or debt obligations that were pledged as security for the obligation of the holder to perform under the Stock Purchase Contracts would be transferred to the holder free and clear of the Company's security interest therein.

    The applicable Prospectus Supplement will describe the terms of any Stock Purchase Contracts or Stock Purchase Units including differences, if any, from the term described above.

                      DESCRIPTION OF PREFERRED SECURITIES

PREFERRED SECURITIES

    Each Heftel Trust may issue, from time to time, only one series of Preferred Securities having terms described in the Prospectus Supplement relating thereto. The Declaration of each Heftel Trust authorizes the Regular Trustees of such Heftel Trust to issue on behalf of such Heftel Trust one series of Preferred Securities. Each Declaration will be qualified as an indenture under the Trust Indenture Act. The Preferred Securities will have such terms, including distributions, redemption, voting, liquidation rights and such other preferred, deferred or other special rights or such restrictions as shall be set forth in the related Declaration or made part of such Declaration by the Trust Indenture Act. Reference is made to the Prospectus Supplement relating to the Preferred Securities of a Heftel Trust for specific terms, including (i) the specific designation of such Preferred Securities, (ii) the number of Preferred Securities issued by such Heftel Trust, (iii) the annual distribution rate (or method of calculation thereof) for Preferred Securities issued by such Heftel Trust, the date or dates upon which such distributions shall be payable and the record date or dates for the payment of such distributions, (iv) whether distributions on Preferred Securities issued by such Heftel Trust shall be cumulative, and, in the case of Preferred Securities having such cumulative distribution rights, the date or dates or method of determining the date or dates from which distributions on Preferred Securities issued by such Heftel Trust shall be cumulative, (v) the amount or amounts which shall be paid out of the assets of such Heftel Trust to the holders of Preferred Securities of such Heftel Trust upon voluntary or involuntary liquidation, dissolution, winding-up or termination of such Heftel Trust, (vi) the obligation or right, if any, of such Heftel Trust to purchase or redeem Preferred Securities issued by such Heftel Trust and the price or prices at which, the period or periods within which and the terms and conditions upon which Preferred Securities issued by such Heftel Trust shall or may be purchased or redeemed, in whole or in part, pursuant to such obligation or right, (vii) the voting rights, if any, of Preferred Securities issued by such Heftel Trust in addition to those required by law, including the number of votes per Preferred Security and any requirement for the approval by the holders of Preferred Securities, or of Preferred Securities issued by one or more Heftel Trusts, or of both, as a condition to specified actions or amendments to the Declaration of such Heftel Trust, (viii) the terms and conditions upon which the Preferred Securities may be convertible into or exchanged for Class A Common Stock, Preferred Stock, Debt Securities, Junior Subordinated Debt Securities, or indebtedness or other securities of any kind of the Company; and (ix) any other relevant rights, preferences, privileges, limitations or restrictions of Preferred Securities issued by such Heftel Trust consistent with the Declaration of such Heftel Trust or with applicable law. All Preferred Securities offered hereby will be guaranteed by the Company as and to the extent set forth below under "Description of the Guarantees." Certain federal income tax considerations applicable to any offering of Preferred Securities will be described in the Prospectus Supplement relating thereto.

    In connection with the issuance of Preferred Securities, each Heftel Trust will issue one series of Common Securities. The Declaration of each Heftel Trust authorizes the Regular Trustees of such Heftel Trust to issue on behalf of such Heftel Trust one series of Common Securities having such terms including distributions, redemption, voting, liquidation rights or such restrictions as shall be set forth therein. The terms of the Common Securities issued by a Heftel Trust will be substantially identical to the terms of the Preferred Securities issued by such Heftel Trust and the Common Securities will rank pari passu and payments will be made thereon on a pro rata basis with the Preferred Securities except that, if a

Declaration Event of Default occurs and is continuing, the rights of the holders of such Common Securities to payment in respect of distributions and payments upon liquidation, redemption and maturity will be subordinated to the rights of the holders of such Preferred Securities. Except in certain limited circumstances, the Common Securities issued by a Heftel Trust will also carry the right to vote and to appoint, remove or replace any of the Trustees of such Heftel Trust. All the Common Securities of a Heftel Trust will be directly or indirectly owned by the Company.

    As long as payments of interest and other payments are made when due on the Junior Subordinated Debt Securities, such payments will be sufficient to cover distributions and other payments due on the Preferred Securities primarily because (i) the aggregate principal amount of Junior Subordinated Debt Securities held as trust assets will be equal to the sum of the aggregate stated liquidation amount of the Preferred Securities; and (ii) the interest rate and interest and other payment dates on the Junior Subordinated Debt Securities will match the distribution rate and distribution and other payment dates for the Preferred Securities.

    If an Event of Default with respect to the Declaration of any Heftel Trust occurs and is continuing, then the holders of Preferred Securities of such Heftel Trust would rely on the enforcement by the Property Trustee of its rights as a holder of the Junior Subordinated Debt Securities deposited in such Heftel Trust against the Company. In addition, the holders of a majority in liquidation amount of such Preferred Securities will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Property Trustee or to direct the exercise of any trust or power conferred upon the Property Trustee under such Declaration, including the right to direct the Property Trustee to exercise the remedies available to it as a holder of such Junior Subordinated Debt Securities. If the Property Trustee fails to enforce its rights under such Junior Subordinated Debt Securities deposited in such Heftel Trust, any holder of such Preferred Securities may, to the extent permitted by applicable law, after a period of 60 days has elapsed from such holder's written request, institute a legal proceeding against the Company to enforce the Property Trustee's rights under such Junior Subordinated Debt Securities without first instituting any legal proceeding against the Property Trustee or any other person or entity. If an Event of Default with respect to the Declaration of any Heftel Trust occurs and is continuing and such event is attributable to the failure of the Company to pay interest or principal on the Junior Subordinated Debt Securities on the date such interest or principal is otherwise payable (or in the case of redemption, on the redemption date), then a holder of Preferred Securities of such Heftel Trust may also directly institute a proceeding for enforcement of payment to such holder of the principal of or interest on such Junior Subordinated Debt Securities having a principal amount equal to the aggregate liquidation amount of such Preferred Securities held by such holder (a "Direct Action") on or after the respective due date specified in such Junior Subordinated Debt Securities without first (i) directing the Property Trustee to enforce the terms of such Junior Subordinated Debt Securities or (ii) instituting a legal proceeding against the Company to enforce the Property Trustee's rights under such Junior Subordinated Debt Securities. In connection with such Direct Action, the Company will be subrogated to the rights of such holder of such Preferred Securities under such Declaration to the extent of any payment made by the Company to such holder of such Preferred Securities in such Direct Action. The holders of Preferred Securities of a Heftel Trust will not be able to exercise directly any other remedy available to the holders of the Junior Subordinated Debt Securities unless the Property Trustee first fails to do so.

    Certain federal income tax considerations applicable to an investment in Preferred Securities will be described in the Prospectus Supplement relating thereto.

                           DESCRIPTION OF GUARANTEES

    Set forth below is a summary of information concerning the Guarantees that will be executed and delivered by the Company for the benefit of the holders from time to time of Preferred Securities of a Heftel Trust. Each Preferred Security Guarantee will be separately qualified under the Trust Indenture Act and will be held by The Bank of New York, acting in its capacity as indenture trustee with respect thereto

(the "Guarantee Trustee"), for the benefit of holders of the Preferred Securities of the applicable Heftel Trust. The terms of each Guarantee will be those set forth in such Guarantee and those made part of such Guarantee by the Trust Indenture Act. This description summarizes the material terms of the Guarantees and is qualified in its entirety by reference to the form of Guarantee, which is filed as an exhibit to the Registration Statement of which this Prospectus forms a part, and the Trust Indenture Act.

GENERAL

    Pursuant to each Guarantee, the Company will irrevocably and unconditionally agree, to the extent set forth therein, to pay in full, to the holders of the Preferred Securities issued by the applicable Heftel Trust, the Guarantee Payments (as defined herein), to the extent not paid by such Heftel Trust, regardless of any defense, right of set-off or counterclaim that such Heftel Trust may have or assert. The following distributions and other payments with respect to Preferred Securities issued by a Heftel Trust to the extent not made or paid by such Heftel Trust (the "Guarantee Payments"), will be subject to the Guarantee (without duplication): (i) any accrued and unpaid distributions on such Preferred Securities, but only if and to the extent that in each case the Company has made a payment to the Property Trustee of interest on the Junior Subordinated Debt Securities, (ii) the redemption price, including all accrued and unpaid distributions to the date of redemption, with respect to any Preferred Securities called for redemption by such Heftel Trust, but only if and to the extent that in each case the Company has made a payment to the Property Trustee of interest or principal on the Junior Subordinated Debt Securities deposited in such Heftel Trust as trust assets, and (iii) upon a voluntary or involuntary liquidation, dissolution, winding-up or termination of such Heftel Trust (other than in connection with the distribution of such Junior Subordinated Debt Securities to the holders of such Preferred Securities or the redemption of all such Preferred Securities upon the maturity or redemption of such Junior Subordinated Debt Securities) the lesser of (a) the aggregate of the liquidation amount and all accrued and unpaid distributions on such Preferred Securities to the date of payment, to the extent such Heftel Trust has funds available therefor, and (b) the amount of assets of such Heftel Trust remaining available for distribution to holders of such Preferred Securities upon liquidation of such Heftel Trust. The Company's obligation to make a Guarantee Payment may be satisfied by direct payment of the required amounts by the Company to the holders of the applicable Preferred Securities or by causing the applicable Heftel Trust to pay such amounts to such holders.

    The Guarantee is a full and unconditional guarantee from the time of issuance of the applicable Preferred Securities, but the Guarantee covers distributions and other payments on such Preferred Securities only if and to the extent that the Company has made a payment to the Property Trustee of interest or principal on the Junior Subordinated Debt Securities deposited in the applicable Heftel Trust as trust assets. If the Company does not make interest or principal payments on the Junior Subordinated Debt Securities deposited in the applicable Heftel Trust as trust assets, the Property Trust will not make distributions on the Preferred Securities of such Heftel Trust and the Heftel Trust will not have funds available therefor.

    The Company's obligations under the Declaration for each Heftel Trust, the Guarantee issued with respect to Preferred Securities issued by such Heftel Trust, the Junior Subordinated Debt Securities purchased by such Heftel Trust and the Junior Subordinated Indenture in the aggregate will provide a full and unconditional guarantee on a subordinated basis by the Company of payments due on the Preferred Securities issued by such Heftel Trust.

CERTAIN COVENANTS OF THE COMPANY

    In each Guarantee, the Company will covenant that, so long as any Preferred Securities issued by the applicable Heftel Trust remain outstanding, the Company will not declare or pay any dividends on, or redeem, purchase, acquire or make a distribution or liquidation payment with respect to, any Class A Common Stock, Class B Common Stock or Preferred Stock or make any guarantee payment with respect thereto, if at such time (i) the Company shall be in default with respect to its Guarantee Payments or other payment obligations under such Guarantee, (ii) there shall have occurred any Event of Default under the related Declaration or (iii) in the event that Junior Subordinated Debt Securities are issued to the applicable Heftel Trust in connection with the issuance of Preferred Securities by such Heftel Trust, the Company shall have given notice of its election to defer payments of interest on such Junior Subordinated Debt Securities by extending the interest payment period as provided in the terms of the Junior Subordinated Debt Securities and such period, or any extension thereof, is continuing; provided, however, that the foregoing restrictions shall not apply to (a) dividends, redemptions, purchases, acquisitions, distributions or payments made by the Company by way of issuance of shares of its capital stock,
(b) any declaration of a dividend under a shareholder rights plan or in connection with the implementation of a shareholder rights plan, the issuance of capital stock of the Company under a shareholder rights plan or the redemption or repurchase of any such right distributed pursuant to a shareholder rights plan, (c) payments of accrued dividends by the Company upon the redemption, exchange or conversion of any Preferred Stock as may be outstanding from time to time in accordance with the terms of such Preferred Stock, (d) cash payments made by the Company in lieu of delivering fractional shares upon the redemption, exchange or conversion of any Preferred Stock as may be outstanding from time to time in accordance with the terms of such Preferred Stock, (e) payments under the Guarantees, or (f) purchases of Class A Common Stock related to the issuance of Common Stock or rights under any of the Company's benefit plans for its directors, officers or employees, or related to the issuance of Common Stock or rights under a dividend reinvestment and stock purchase plan. In addition, so long as any Preferred Securities of a Heftel Trust remain outstanding, the Company has agreed (1) to remain the sole direct or indirect owner of all the outstanding Common Securities issued by such Heftel Trust and not to cause or permit such Common Securities to be transferred except to the extent permitted by the Declaration of such Heftel Trust, provided that any permitted successor of the Company under the Junior Subordinated Indenture may succeed to the Company's ownership of such Common Securities, and (2) to use reasonable efforts to cause such Heftel Trust to continue to be treated as a grantor trust for federal income tax purposes, except in connection with a distribution of Junior Subordinated Debt Securities.

AMENDMENTS AND ASSIGNMENT

    Except with respect to any changes that do not adversely affect the rights of holders of the applicable Preferred Securities (in which case no consent will be required), each Guarantee may be amended only with the prior approval of the holders of not less than 66 2/3% in liquidation amount of the outstanding Preferred Securities issued by the applicable Heftel Trust. The manner of obtaining any such approval of holders of such Preferred Securities will be set forth in an accompanying Prospectus Supplement. All guarantees and agreements contained in a Guarantee shall bind the successors, assignees, receivers, trustees and representatives of the Company and shall inure to the benefit of the holders of the Preferred Securities of the applicable Heftel Trust then outstanding. Except in connection with a consolidation, merger, conveyance, or transfer of assets involving the Company that is permitted under the Junior Subordinated Indenture, the Company may not assign its obligations under any Guarantee.

TERMINATION OF THE GUARANTEES

    Each Guarantee will terminate and be of no further force and effect as to the Preferred Securities issued by the applicable Heftel Trust upon full payment of the redemption price of all Preferred Securities of such Heftel Trust, or upon distribution of the Junior Subordinated Debt Securities to the holders of the Preferred Securities of such Heftel Trust in exchange for all the Preferred Securities issued by such Heftel Trust, or upon full payment of the amounts payable upon liquidation of such Heftel Trust. Notwithstanding the foregoing, each Guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of Preferred Securities issued by the applicable Heftel Trust must restore payment of any sums paid under such Preferred Securities or such Guarantee.

STATUS OF THE GUARANTEES

    The Company's obligations under each Guarantee to make the Guarantee Payments will constitute an unsecured obligation of the Company and will rank
(i) subordinate and junior in right of payment to all other indebtedness, liabilities and obligations of the Company and any guarantees, endorsements or other contingent obligations of the Company in respect of such indebtedness, liabilities or obligations, including the Junior Subordinated Debt Securities, except those made pari passu or subordinate by their terms, and (ii) senior to all capital stock now or hereafter issued by the Company and to any guarantee now or hereafter entered into by the Company in respect of any of its capital stock. The Company's obligations under each Guarantee will rank pari passu with each other Guarantee. Because the Company is a holding company, the Company's obligations under each Guarantee are also effectively subordinated to all existing and future liabilities, including trade payables, of the Company's subsidiaries, except to the extent that the Company is a creditor of the subsidiaries recognized as such. Each Declaration provides that each holder of Preferred Securities issued by the applicable Heftel Trust, by acceptance thereof, agrees to the subordination provisions and other terms of the related Guarantee.

    Each Guarantee will constitute a guarantee of payment and not of collection (that is, the guaranteed party may institute a legal proceeding directly against the Company to enforce its rights under such Guarantee without first instituting a legal proceeding against any other person or entity). Each Guarantee will be deposited with the Guarantee Trustee, to be held for the benefit of the holders of the Preferred Securities issued by the applicable Heftel Trust. The Guarantee Trustee shall enforce such Guarantee on behalf of the holders of such Preferred Securities. The holders of not less than a majority in aggregate liquidation amount of the Preferred Securities issued by the applicable Heftel Trust have the right to direct the time, method and place of conducting any proceeding for any remedy available in respect of the related Guarantee, including the giving of directions to the Guarantee Trustee. If the Guarantee Trustee fails to enforce a Guarantee as above provided, any holder of Preferred Securities issued by the applicable Heftel Trust may institute a legal proceeding directly against the Company to enforce its rights under such Guarantee, without first instituting a legal proceeding against the applicable Heftel Trust, or any other person or entity. Notwithstanding the foregoing, if the Company has failed to make a Guarantee Payment, a holder of Preferred Securities may directly institute a proceeding against the Company for enforcement of such holder's right to receive payment under the Guarantee. The Company waives any right or remedy to require that any action be brought first against a Heftel Trust or any other person or entity before proceeding directly against the Company.

MISCELLANEOUS

    The Company will be required to provide annually to the Guarantee Trustee a statement as to the performance by the Company of certain of its obligations under each Guarantee and as to any default in such performance. The Company is required to file annually with the Guarantee Trustee an officer's certificate as to the Company's compliance with all conditions to be complied with by it under each Guarantee.

    The Guarantee Trustee, prior to the occurrence of a default, undertakes to perform only such duties as are specifically set forth in the applicable Guarantee and, after default with respect to a Guarantee, shall exercise the same degree of care as a prudent individual would exercise under the circumstances in the conduct of his or her own affairs. Subject to such provision, the Guarantee Trustee is under no obligation to exercise any of the powers vested in it by a Preferred Securities Guarantee at the request of any holder of Preferred Securities unless it is offered reasonable security and indemnity against the costs, expenses and liabilities that might be incurred thereby.

                                 ERISA MATTERS

    The Company and its affiliates may each be considered a "party in interest" (within the meaning of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")) or a "disqualified person" (within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended (the "Code")) with respect to many employee benefit plans ("Plans") that are subject to ERISA. The purchase of Offered Securities by a Plan that is subject to the fiduciary responsibility provisions of ERISA or the prohibited transaction provisions of Section 4975 of the Code (including individual retirement arrangements and other plans described in Section 4975(e)(1) of the Code) and with respect to which the Company or any affiliate of the Company is a service provider (or otherwise is a party in interest or a disqualified person) may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless such Offered Securities are acquired pursuant to and in accordance with an applicable exemption. Any pension or other employee benefit plan proposing to acquire any Offered Securities should consult with its counsel.

                              PLAN OF DISTRIBUTION

    The Company or the Heftel Trusts may sell the Offered Securities offered hereby (i) through underwriters or dealers, (ii) through agents, (iii) directly to purchasers, or (iv) through a combination of any such methods of sale. Any such underwriter, dealer or agent may be deemed to be an underwriter within the meaning of the Securities Act. Certain Offered Securities may be distributed in a concurrent offering by the Company and one or more selling stockholders of the Company. The Prospectus Supplement relating to the Offered Securities will set forth their offering terms, including the name or names of any underwriters, dealers or agents, the purchase price of the Offered Securities and the proceeds to the Company or the Heftel Trusts from such sale, any underwriting discounts, commissions and other items constituting compensation to underwriters, dealers or agents, any initial public offering price, any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers, and any securities exchanges on which the Offered Securities may be listed.

    If underwriters or dealers are used in the sale, the Offered Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, or at prices related to such prevailing market prices, or at negotiated prices. The Offered Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. Unless otherwise set forth in the Prospectus Supplement, the obligations of underwriters or dealers to purchase the Offered Securities will be subject to certain conditions precedent and the underwriters or dealers will be obligated to purchase all the Offered Securities if any are purchased. Any public offering price and any discounts or concessions allowed or reallowed or paid by underwriters or dealers to other dealers may be changed from time to time.

    Offered Securities may be sold directly by the Company or the Heftel Trusts or through agents designated by the Company or the Heftel Trusts from time to time. Any agent involved in the offer or sale of the Offered Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company or the Heftel Trusts to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

    If so indicated in the Prospectus Supplement, the Company or the Heftel Trusts will authorize underwriters, dealers or agents to solicit offers by certain specified institutions to purchase Offered Securities from the Company or the Heftel Trusts at the public offering price set forth in the Prospectus Supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject to any conditions set forth in the Prospectus Supplement and the Prospectus Supplement will set forth the commission payable for solicitation of such contracts. The underwriters and other persons soliciting such contracts will have no responsibility for the validity or performance of any such contracts.

    Underwriters, dealers and agents may be entitled under agreements entered into with the Company or the Heftel Trusts to indemnification by the Company or the Heftel Trusts against certain civil liabilities, including liabilities under the Securities Act, or to contribution by the Company or the Heftel Trusts to payments they may be required to make in respect thereof. The terms and conditions of such indemnification will be described in an applicable Prospectus Supplement. Underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company or the Heftel Trusts in the ordinary course of business.

    Each series of Offered Securities offered by the Company or the Heftel Trusts will be a new issue of securities with no established trading market. Any underwriters to whom Offered Securities are sold by the Company or the Heftel Trusts for public offering and sale may make a market in such Offered Securities, but such underwriters will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given as to the liquidity of the trading market for any Offered Securities.

    Any underwriter may engage in stabilizing and syndicate covering transactions in accordance with Rule 104 under the Exchange Act. Rule 104 permits stabilizing bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. The underwriters may over-allot shares of the Common Stock in connection with an offering of Common Stock, thereby creating a short position in the underwriters' account. Syndicate covering transactions involve purchases of the Debt Securities or Junior Subordinated Debt Securities in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing and syndicate covering transactions may cause the price of the Debt Securities or Junior Subordinated Debt Securities to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

                                 LEGAL OPINIONS

    The validity of the Company Securities will be passed upon for the Company by its special counsel, Akin, Gump, Strauss, Hauer & Feld, L.L.P. (a partnership including professional corporations), San Antonio, Texas. Certain matters relating to the validity of the Preferred Securities will be passed upon for the Company and the Heftel Trusts by Morris, Nichols, Arsht & Tunnell, Wilmington, Delaware, special Delaware counsel to the Company and the Heftel Trusts. The validity of the Offered Securities will be passed upon for the underwriters, dealers or agents, if any, by Cravath, Swaine & Moore, New York, New York.

                                    EXPERTS

    The consolidated financial statements of the Company appearing in the Company's Annual Report on Form 10-K for the year ended September 30, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Tichenor Media System, Inc. and subsidiaries as of December 31, 1995 and 1996 and for each of the years in the three-year period ended December 31, 1996, are incorporated herein by reference, in reliance upon the report of KPMG Peat Marwick LLP, independent certified public accountants incorporated herein by reference, and upon the authority of said firm as experts in accounting and auditing.